UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

LEGACY EDUCATION ALLIANCE, INC.

(Exact name of registrant as specified in its charter)

39-2079974

(I.R.S. Employer Identification No.)

Nevada

(State or Other Jurisdiction of Incorporation of Organization)

1612 Cape Coral Parkway East, Cape Coral, FL 33904

(Address of principal executive offices) (ZIP Code)

(239) 542-0643

(Registrant’s telephone number, including area code)

Copies of correspondence to:

Gregory C. Yadley, Esq.

Shumaker, Loop & Kendrick, LLP

101 E. Kennedy Blvd., Ste. 2800

Tampa, FL 33602

Telephone: (813) 229-7600

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

This amendment is being filed to explain why Legacy Education Alliance, Inc. (“Legacy” and “Company”) is filing this General Form for Registration of Securities on Form 10 and to incorporate by reference certain information contained in Legacy’s Quarterly Report on Form 10-Q for the quarterly period ending on March 31, 2017, filed with the Securities and Exchange Commission (“SEC”) on May 15, 2017, and attached hereto as Exhibit 99.1.

The Company has been voluntarily filing periodic reports with the SEC since November 2014.

The Board of Directors approved the adoption of a Rights Agreement between the Company and VStock Transfer, LLC, as Rights Agent (as amended from time to time, the “Rights Agreement”) in February 2017. The Company is filing this registration statement in order to make persons acquiring more than 5% of its common stock subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934 (“Exchange Act”), which the Board of Directors believes will help to ensure that the Board has sufficient time to consider any proposal from a third party that might result in a change in control of the Company, make sure that all stockholders receive fair and equal treatment in the event of any such a proposal, and encourage any potential acquirer to negotiate with the Board of Directors. In addition, the Plan will guard against partial tender offers, open market accumulations and other coercive tactics aimed at gaining control of the Company without paying all stockholders a full control premium for their shares. The Plan was not adopted in response to any specific takeover offer.

Also, the Company’s Board believes that, as a matter of good corporate governance, the Company’s directors and executive officers should report their changes in beneficial ownership under Section 16 of the Exchange Act and be subject to the short swing liability of Section 16.

Forward-looking Statements

This registration statement contains “forward-looking statements” (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations, estimates, forecasts, and projections, our beliefs, and assumptions made by us, including (i) our strategies regarding growth, including our intention to develop new products; (ii) our financing plans; (iii) trends affecting our financial condition or results of operations; (iv) our ability to continue to control costs and to meet our liquidity and other financing needs; and (v) our ability to respond to changes in customer demand domestically and internationally, including as a result of standardization. In addition, we may make other written or oral statements, which constitute forward-looking statements, from time to time. Words such as “may,” “expects,” “projects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words, and similar expressions are intended to identify such forward-looking statements. Similarly, statements that describe our future plans, objectives or goals also are forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including those discussed below and elsewhere in this report. Our actual results may differ materially from what is expressed or forecasted in such forward-looking statements, and undue reliance should not be placed on such statements. All forward-looking statements are made as of the date hereof, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from what is expressed or forecasted in such forward-looking statements include, but are not limited to: (i) conditions in the capital markets, including the interest rate environment and the availability of capital; (ii) changes in the competitive marketplace that could affect our revenue and/or cost bases, such as increased competition and lack of qualified marketing, management or other personnel; (iii) product sales mix and the geographic mix of sales nationally and internationally, and those described in the “Risk Factors” section.

ITEM 1—BUSINESS

Our Corporate History and Background

Legacy Education Alliance, Inc. (the “Company”) was incorporated on November 23, 2010 in Nevada under the name Streamline Resources, Inc. Our name was subsequently changed to Priced In Corp (“PRCD”) on April 24, 2012. Prior to the merger discussed below, we were a shell corporation with nominal operating activity.

On November 10, 2014, we entered into an Agreement and Plan of Merger dated as of such date the (“Merger Agreement”) by and among (i) PRCD, a Nevada corporation, (ii) Priced In Corp. Subsidiary, a Colorado corporation and a wholly-owned subsidiary of PRCD (“PRCD Sub”), (iii) Tigrent Inc., a Colorado corporation (“TIGE”), and (iv) Legacy Education Alliance Holdings, Inc., a Colorado corporation and a wholly-owned subsidiary of TIGE (“Legacy Holdings”). On November 10, 2014, pursuant to the Merger Agreement, PRCD Sub merged with and into Legacy Holdings (the “Merger”), with Legacy Holdings surviving the Merger and becoming our wholly owned subsidiary and we acquired the business of Legacy Holdings.

At the effective time of the Merger (the “Effective Time”):

●	PRCD amended and restated its certificate of incorporation and bylaws, which included an increase in our authorized stock to 220 million shares (200 million shares of Common Stock and 20 million shares of preferred stock);

●	PRCD changed its name from “Priced In Corp” to “Legacy Education Alliance, Inc.”;

●	All of the shares of Common Stock, par value $0.01 per share, of Legacy Holdings outstanding at the Effective Time were converted and exchanged into 16,000,000 shares of our Common Stock, par value $0.0001 per share (“Common Stock”), and were held by TIGE.

As a result of the Merger, TIGE owned approximately 80% of Legacy with the then remaining outstanding shares (3,997,500) held by the existing PRCD shareholders.

1

There was no cash consideration exchanged in the Merger. In accordance with the terms and conditions of the Merger Agreement, PRCD agreed to pay TIGE taxes and related liabilities and other specified costs and expenses, including certain administrative and related expenses that have been or will be from time to time incurred by TIGE that are related to TIGE’s investment in PRCD (including the cost of preparing and distributing reports regarding our business and financial condition to its shareholders), its administrative costs and expenses, and taxes, other than income taxes arising from dividends or distributions by us to TIGE. All shares of PRCD Common Stock issued in connection with the Merger are restricted securities, as defined in paragraph (a) of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Such shares were issued pursuant to an exemption from the registration requirements of the Securities Act, under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder.

The Merger was accounted for as a “reverse merger” and recapitalization since, immediately following the completion of the transaction, the holders of TIGE’s stock had effective control of PRCD. In addition, TIGE controlled the surviving entity through control of Legacy’s Board of Directors as a result of the appointment of the existing directors of TIGE to the four board seats of Legacy. Additionally, all of TIGE’s officers and senior executive positions continued on as management of the surviving entity after consummation of the Merger. For accounting purposes, Legacy Holdings was deemed to be the accounting acquirer in the transaction and, consequently, the transaction was treated as a recapitalization of PRCD. Accordingly, Legacy Holdings’ assets, liabilities and results of operations became the historical financial statements of the registrant, and the Company’s assets, liabilities and results of operations were consolidated with PRCD effective as of the date of the closing of the Merger. Prior to the Merger, PRCD was a “shell” corporation with nominal assets, liabilities and operating activity. No step-up in basis or intangible assets or goodwill was recorded in this transaction.

On February 14, 2017, TIGE completed the distribution of 15,998,326 shares of Common Stock in Legacy approved by the Board of Directors of TIGE on October 4, 2016. Pursuant to the distribution, 1.00105 shares of Legacy Common Stock were distributed for each share of stock held in TIGE.

For a further discussion of the Merger and its effects on our business, please see the information contained in our Current Report on Form 8-K, filed on November 10, 2014 and the related amendments thereto.

Presentation of Financial Statements

The terms “Legacy Education Alliance, Inc.,” the “Company,” “we,” “our,” “us” or "Legacy" as used in this report refer collectively to Legacy Education Alliance, Inc., a Nevada corporation (“Legacy”), the registrant, which was formerly known as Priced In Corp, and, unless the context otherwise requires, together with its wholly-owned subsidiary, Legacy Education Alliance Holdings, Inc., a Colorado corporation, other operating subsidiaries and any predecessor of Legacy Education Alliance Holdings, including Tigrent Inc., a Colorado corporation.

This Form 10 includes financial statements and related notes that present the consolidated financial position, results of operations, comprehensive income (loss), and cash flows of Legacy and its subsidiaries.

Our Strategy

Our objective is to be the leading global provider of services and products that enable individuals from all walks of life, regardless of their current economic situation and education background, to take control of their financial futures and enable them to achieve financial freedom.

Our strategy is focused primarily on the following areas:

●	Continued development of our U.S. businesses. We will continue our focus on U.S. service offerings in an attempt to improve our revenue and expand our offerings as appropriate, including e-learning and other electronic format offerings and the development of new brands.

2

●	Development of our International market. We continue to expand internationally. Starting in 2014, we expanded our footprint to include Africa, Europe, and Asia, holding events in 21 countries. As we established traction in these markets, we opened offices in South Africa and Hong Kong during the first six months of 2015. Overall, we added an additional five new countries to our footprint in 2015 for a total global reach of 26 countries. In 2016 we held more events in several of these countries than in the prior years. We intend to continue to focus on diversifying our sales internationally.

●	Security and longevity of our brands. We operate under 10 different brands. This provides us the flexibility to provide our services through different demographics, price points and sales channels. This strategy of going to market with multiple brands allows us to protect the individual brands and to provide brand diversification if a particular brand enters a difficult phase. This strategy also allows us to manage individual brand-fatigue while maintaining overall market share and meeting competition.

●	Fulfilling our customer obligations. We intend to optimize the pace and improve the cost efficiency with which we fulfill our long term customer commitments. We have:

●	expanded the options for course fulfillment in order to reduce the number of expired contracts; by increasing the number of courses offered through electronic media and via the internet;

●	implemented an improved outreach program that involves contacting our customers to help them manage their course schedules;

●	Increased the number of symposiums we hold globally, which we believe will play a significant role in our business model going forward. Symposiums allow us to hold multiple Elite classes in one location resulting in cost savings based on economies of scale. These events have been well received by our customers, providing them with networking opportunities as well as bonus events and activities that have enhanced their experience.

●	Enhanced eLearning. We intend to continue developing and promoting interactive and online distributed course content and enhanced technology platforms capable of streaming video, interactive e-learning, and distributed e-learning. We have been developing our social and brand presence internationally.

●	Consistent quality assurance. We believe that to be an effective provider of training we need to ensure that our course offerings meet our strict quality assurance guidelines. We will continue to monitor and enforce standards for marketing, sales presentations, and training delivery throughout our organization.

●	Continued professional development. We will continue to identify, recruit and retain a team of trainers, mentors and coaches who possess practical, hands-on experience in their areas of expertise.

3

Recent Developments

On February 14, 2017, TIGE completed the distribution of 15,998,326 shares of Common Stock in Legacy approved by the Board of Directors of TIGE on October 4, 2016. Pursuant to the distribution, 1.00105 shares of Legacy Common Stock were distributed for each share of stock held in TIGE.

On February 15, 2017, the Board of Directors of the Company approved the adoption of a Rights Agreement between the Company and VStock Transfer, LLC, as Rights Agent (as amended from time to time, the “Rights Agreement”). The Company entered into the Rights Agreement on February 16, 2017. Refer to Form 8-K dated February 17, 2017 for additional information.

Business Overview

We are a provider of practical, high-quality, and value-based educational training on the topics of personal finance, entrepreneurship, real estate and financial markets investing strategies and techniques. Our programs are offered through a variety of formats and channels, including free-preview workshops, basic training classes, symposiums, telephone mentoring, one-on-one mentoring, coaching and e-learning, primarily under the Rich Dad® Education brand (“Rich Dad”) which was created in 2006 under license from entities affiliated with Robert Kiyosaki, whose teachings and philosophies are detailed in the book titled, Rich Dad Poor Dad. In addition to Rich Dad, we market our products and services under a variety of brands, including Martin Roberts, The Independent Woman, Women in Wealth, Brick Buy Brick and Elite Business Star. Our products and services are offered in the United States, Canada, the United Kingdom and Other Foreign Markets.

Our students pay for their courses in full up-front or through payment agreements with independent third parties. Under United States of America generally accepted accounting principles (“U.S. GAAP”), we recognize revenue when our students take their courses or the term for taking their course expires, which could be several quarters after the student purchases a program and pays the fee. Over time, we have taken steps to shorten many of our course contracts from two-year contracts to one-year contracts, which is expected to accelerate revenue recognition as services are delivered faster and/or contract terms expire sooner. We also continue to expand our innovative symposium-style course delivery model into other markets. Our symposiums combine multiple advanced training courses in one location, allowing us to achieve certain economies of scale that reduce costs and improve margins while also accelerating U.S. GAAP revenue recognition, while at the same time, enhancing our student's experience, particularly, for example, through the opportunity to network with other students.

We also provide a richer experience for our students through one-on-one mentoring (two to four days in length, on site or remotely) and telephone mentoring (10 to 16 weekly one-on-one or one-on-many telephone sessions). Mentoring involves a subject matter expert interacting with the student remotely or in person and guiding the student, for example, through his or her first real estate transaction, providing a real hands-on experience.

We manage our business in four segments based on geographic location. These segments include our historical core markets of the United States, Canada, and the United Kingdom, with the fourth segment including all Other Foreign Markets. We continue to expand internationally. Starting in 2014, we expanded our footprint to include Africa, Europe, and Asia, holding events in 21 countries. As we established traction in these markets, we opened offices in South Africa and Hong Kong during the first six months of 2015. Overall, we added an additional five new countries to our footprint in 2015 for a total global reach of 26 countries. In 2016 we held more events in several of these countries than in the prior years. We intend to continue to focus on diversifying our sales internationally.

4

The proportion of our total revenue attributable to each segment is as follows:

	Years Ended December 31,
As a percentage of total revenue	2016	2015
U.S.	61.4%	66.8%
Canada	3.8%	6.4%
U.K.	19.9%	19.9%
Other foreign markets	14.9%	6.9%
Total consolidated revenue	100%	100%

	Years Ended December 31,
Segment revenue	2016	2015
	(In thousands)
United States	$54,746	$58,258
Canada	3,396	5,600
U.K.	17,747	17,306
Other foreign markets	13,307	5,997
Total consolidated revenue	$89,196	$87,161

See the caption Revenue, in “Item 2 – FINANCIAL INFORMATION - Management’s Discussion and Analysis of Financial Condition and Results of Operations,” for further information.

5

In addition to our international expansion efforts, we are diversifying our product offerings through the introduction of established brands into new markets and the development of new brands. Overall, we currently offer 10 brands, which include:

●	Rich Dad® Education: Our flagship brand based on the teachings of Robert Kiyosaki, an entrepreneur, investor, educator, and author of Rich Dad Poor Dad. Mr. Kiyosaki has written more than 15 books with combined sales of more than 26 million copies.

●	Rich Dad® Stock Education: In our Rich Dad Stock Education program, we teach students how to become savvy investors that can potentially create winning trades and profits in any market condition through the development of personal trading plans that are compatible with their current financial situation, the level of risk they are comfortable with, and their long-term financial goals.

●	Making Money from Property with Martin Roberts™: A property-based curriculum focused on how and why to buy property at auction in the U.K. Based on the teachings of Martin Roberts, renowned U.K. TV personality, property expert, journalist, and author of Making Money from Property, our Making Money from Property program is designed to show investors tested strategies to buy at auction, as well as the difference between income and capital growth strategies, negotiating transactions, and buying properties overseas.

●	Brick Buy Brick™: Initially launched in the UK, Brick Buy Brick is now also available in the U.S. Canada and the other foreign markets in which we operate. The program introduces our students to the tools and strategies used by successful investors to make money work for them through real estate investing.

●	Building Wealth 5PC: A program that offers students training on how to build and preserve wealth, start or manage a business, and benefit through investing in property regardless of market conditions.

●	Robbie Fowler Property Academy™: Designed to teach investment strategies individuals can use to achieve a potential clear path towards long-term wealth, the goal of our Property Academy training program is to provide a comprehensive property investment education. We teach our students the investment strategies currently implemented throughout the UK, such as Social Housing, Buy-To-Let, Lease Options, and Land Development.

●	Women In Wealth™: Created to inspire women of all ages and backgrounds to potentially achieve financial security, Women In Wealth seeks to empower women with a strong financial education and help them learn the potential benefits of real estate investing to create cash flow and build financial independence.

●	The Independent Woman™: Developed by women for women, is based on the teachings and principles of Kim Kiyosaki, investor, entrepreneur, and bestselling author of Rich Woman and It's Rising Time, The Independent Women program imparts the principles and strategies essential for potential financial independence.

●	Trade Up Investor Education™: Built on the belief that a successful investor is an educated investor and developed in partnership with Investor's Business Daily®, a leading financial news and research organization since 1984, students are offered educational training designed to help them increase their knowledge of stock and options trading.

●	Elite Business Star™: Elite Business Star is designed to help individuals grow their business through a variety of business strategies including marketing, asset protection, and business financing.

Marketing

Our Rich Dad brands, along with our other brands, are the foundation for our marketing efforts. These brands provide credibility and sustainability within our media mix to promote live events and online trainings. Live onsite two-hour preview events are offered weekly in four to six markets in the U.S., Canada and the U.K. Marketing these events is primarily done online through banner ads, text ads, and emails. Direct mail, radio, television, public relations, social media and print advertising are also used to obtain event registrations. We enter into marketing and other agreements with other organizations to market our products and services to the public internationally.

6

We offer people the opportunity to attend a free preview event or they can advance directly to one of our three-day basic training classes. People who enroll and attend the basic training class receive reference materials relevant to the subject matter to be taught at the class. The basic training course is usually held over a weekend within two to four weeks of the initial free preview workshop. Our experience is that offering the free preview as a first step, is an effective way to introduce to our students the methodology of investing, as well as to market and sell our three-day basic training courses.

Marketing efforts continue to those customers who choose to continue their education with a three-day basic training class. Welcome letters, product kits that include manuals, books and audio files, an online reference library, and reminder communication letters are all branded for consistency and credibility. Customers at the three-day basic training may choose to continue on with their education through our elite training classes and mentorships offered during the basic training classes.

Elite training classes are fulfilled through various delivery methods to meet the needs of our customers. We have re-branded our Elite division from Rich Dad Education to Elite Legacy Education to expand our market reach. As a result of these re-branding efforts, we utilize multiple front end brands to market into our Elite division but Rich Dad will remain the primary marketing channel for attracting customers to our Elite courses in the U.S.

We also market for new customers who prefer to learn online and provide people the opportunity to attend free ninety-minute live online webinars that are held weekly on six different topics. Webinars are marketed via online banner ads, affiliate marketing, email campaigns, social media and other media methods. Customers can also skip the entry-leveled free webinars to attend paid online trainings that utilize similar marketing methods to attract attendees.

Training Programs

We have three significant categories for our programs:

●	Basic training live and online courses,

●	Elite level live and online training courses, and

●	Individualized mentoring programs.

Basic Training Courses

●	Rich Dad® Education

●	Rich Dad Stock Education

●	Making Money from Property with Martin Roberts

●	Brick Buy Brick

●	Building Wealth™

●	Robbie Fowler Property Academy

●	Women In Wealth

●	The Independent Woman

●	Trade Up Investor Education

●	Elite Business Star

7

Elite Training Courses

Customers who attend our basic training courses may choose to continue with Elite training courses in real estate, financial markets investing and/or entrepreneurship skills. The Elite training courses of study include:

Elite Real Estate Courses		Elite Financial Markets Courses

●	Momentum	●	Master Trader™
●	Tax and Asset Protection	●	Options 1
●	Wholesale Buying	●	FOREX
●	Discount Notes & Mortgages	●	Options 2
●	Banking Relationships & Short Sale Systems	●	Elite Options
●	Mobile Homes	●	FACT (Futures & Commodity Trading)
●	Foreclosure Strategies	●	Asset Protection
●	Fund, Fix and Flip	●	Elite FOREX
●	Marketing Today
●	Income Properties
●	Tax Liens
●	Lease Options
●	Commercial Real Estate
●	Business Financing & Factoring
●	Domestic Land Development
●	Creative Real Estate Financing
●	Buy, Rent and Hold (Canada)
●	Buy, Fix and Sell (Canada)
●	Creative Financing (Canada)
●	Distressed Property & Repossessions (U.K.)
●	Asset Protection (U.K.)
●	Lease Options/Purchase Options (U.K.)
●	Buy to Let (U.K.)
●	Houses of Multiple Occupancy (U.K.)
●	Auction Training (U.K.)
●	Social Housing (U.K.)
●	Creative Finance (U.K.)

Elite Business Entrepreneurship Courses

●	Business Tax and Asset Protection
●	Top Branding and Marketing Strategies
●	Strategies for Raising Capital
●	Mind Over Money

Customers may access training content through multiple delivery channels, including:

●	Live instruction in classroom settings;

●	Onsite mentoring;

●	Telephonic mentoring;

●	Electronic access to live online or pre-recorded on-demand programs;

●	Electronic media;

●	Symposiums; and

●	Webinars.

8

Through strategic partners, customers can purchase a license to use supporting software for real estate, financial markets investing or Elite Business Star software. With either software program, a subscription-based data service is available for purchase which allows customers to interactively determine investment options and make better informed decisions about potential investments.

Individualized Mentoring and Coaching Programs

We offer live, real time, one-on-one mentoring for Real Estate, Business and the Financial Markets that are tailored to meet students’ individual goals and needs. Real Estate mentoring is offered on site at the student’s chosen location, while Financial Market mentoring can be provided either on-site or remotely. Mentoring is intended to give the student a professional assessment of his or her individual goals and experience and to help the student build an investment plan that can be put into action. Mentoring sessions are generally 2 to 4 days in length.

Coaching programs are typically sold in a number of different subject areas and generally delivered in 10 to 16 weekly one-on-one telephone sessions. Some of the topics include Real Estate Coaching, Financial Markets Coaching and Business Coaching. A set curriculum approach is generally used. Each module comes with assignments, exercises and reading materials to be completed between sessions.

Geographic Diversification

We manage our business in four segments based on geographic location. These segments include our historical core markets of the United States, Canada, and the United Kingdom, with the fourth segment including all Other Foreign Markets. We continue to expand internationally. Starting in 2014, we expanded our footprint to include Africa, Europe, and Asia, holding events in 21 countries. As we established traction in these markets, we opened offices in South Africa and Hong Kong during the first six months of 2015. Overall, we added an additional five new countries to our footprint in 2015 for a total global reach of 26 countries. In 2016 we held more events in several of these countries than in the prior years. We intend to continue to focus on diversifying our sales internationally.

Competition

During our more than 20-year history, we have competed with a number of organizations within the U.S. and internationally. Our primary competitors are Fortune Builders, Armando Montelongo, Zurixx, Dean Graziosi, Flip Advantage, Flipping Formula, Winning the Property War, Yancey Co, Nick Virtucci and Success Resources. Some of these competitors have established brands through a media-based relationship, such as HGTV, and use television programs to promote their brands. We believe that Success Resources is our only significant global competitor in the large event business.

Generally, competitive factors within the proprietary training market include:

●	The range and depth of course offerings;

●	The quality of trainers;

●	The quality of reference materials provided in connection with course studies; and

●	Cost.

9

We believe that the range and depth of our course offerings, the quality of our trainers and reference materials are comparable or superior to those of our competitors. Typically, our trainers for our Elite courses have been active investors in their chosen field, have been trained by us and, to a large degree, are previous customers of our programs. Trainers for our Elite courses are chosen based on their knowledge and experience with the coursework covered, and are further qualified by meeting knowledge standards developed internally.

Licensing Agreements with the Rich Dad Parties

Our primary business relies on our license of the Rich Dad brand and related marks and intellectual property. The following transactions summarize our license to use the Rich Dad trademarks, trade names and other business information worldwide (the “Rich Dad Intellectual Property Rights”):

Effective September 1, 2013, we entered into new licensing and related agreements with Rich Dad Operating Company, LLC (“RDOC”) (collectively, the “2013 License Agreement”) that replaced the 2010 Rich Dad License Agreement. The initial term of the 2013 License Agreement expires August 31, 2018, but continues thereafter on a yearly basis unless one of the parties provides timely notice of termination. The 2013 License Agreement broadened the field of use to include real estate investing, business strategies, stock market investment techniques, stock/paper assets, cash management, asset protection, entrepreneurship and other financially-oriented subjects. The 2013 License Agreement also (i) reduces the royalty rate payable to RDOC compared to the 2010 Rich Dad License Agreement; (ii) broadens the Company’s exclusivity rights to include education seminars delivered in any medium; (iii) eliminates the cash collateral requirements and related financial covenants contained in the 2010 Rich Dad License Agreement; (iv) continues our right to pay royalties via a promissory note that is convertible to preferred shares upon the occurrence of a Change in Control (as defined in the 2013 License Agreement); (v) eliminated approximately $1.6 million in debt from our consolidated balance sheet as a result of debt forgiveness provided for in the agreement terminating the 2010 Rich Dad License Agreement; and (vi) converted another approximately $4.6 million in debt to 1,549,882 shares of our Common Stock.

On April 22, 2014, we entered into an agreement with RDOC to settle certain claims we had against RDOC, Robert Kiyosaki, and Darren Weeks arising out of RDOC’s, Kiyosaki’s, and Weeks’s promotion of a series of live seminars and related products known as Rich Dad:GEO that we alleged infringed on our exclusive rights under the 2013 License Agreement between the Company and RDOC (the “GEO Settlement Agreement”). In the GEO Settlement Agreement, RDOC, Kiyosaki, and Weeks agreed to terminate any further activity in furtherance of the Rich Dad:GEO program. In addition, RDOC agreed, among other things, to (i) amend the 2013 License Agreement to halve the royalty payable by us to RDOC to 2.5% for the whole of 2014, (ii) cancelled approximately $1.3 million in debt owed by us to RDOC, and (iii) reimburse us for the legal fees we incurred in the matter. In addition, RDOC’s right to appoint one member of our Board of Directors previously continued under the 2013 License Agreement was cancelled.

The 2013 License Agreement and the GEO Settlement Agreement were assigned to our wholly owned subsidiary, Legacy Education Alliance Holdings, Inc. on September 10, 2014.

License Agreement with Robbie Fowler

We entered into a Talent Endorsement Agreement with an effective date of January 1, 2015 with Robbie Fowler that supplements an earlier November 2, 2012 Agreement and a Talent Endorsement Agreement with an effective date of January 1, 2013, both with Mr. Fowler (collectively, the “Fowler License Agreement”). The Fowler License Agreement grants us the exclusive right to use Robbie Fowler’s name, image, and likeness in connection with the advertisement, promotion, and sale in the United Kingdom of a property training course developed by us. The Fowler License Agreement will expire by its terms on January 1, 2020. Under the Fowler License Agreement, we pay Mr. Fowler a royalty on revenues realized from the sale of Robbie Fowler-branded property courses and affiliated products, after deductions for value added taxes, returns and refunds.

10

License Agreement with Martin Roberts

In 2009, we entered into a Talent Endorsement Agreement with Martin Roberts that grants us the exclusive right to use Martin Robert’s, name, image, and likeness, as well as the rights to use the name of Mr. Roberts’s published book entitled “Making Money From Property,” in connection with the advertisement, promotion, and sale in the United Kingdom of a property training course developed by us. We entered into a subsequent Talent Endorsement Agreement with an effective date of April 20th, 2017 (the “Supplemental Agreement”) that grants us the non-exclusive right to use Martin Robert’s, name, image, and likeness, as well as well as the rights to use the name of Mr. Roberts’s published book entitled “Making Money From Property,” in connection with the advertisement, promotion, and sale of educational training, products and materials related to real estate, securities and options trading and investment, as well as general wealth building and investing strategies, principles and motivation. The term of the license granted under the Supplemental Agreement is for an initial six months period expiring on October 20, 2017 and will continue thereafter unless (i) terminated by one party upon the event of certain specified defaults of the party, or (ii) by either party without cause upon thirty (30) days prior written notice to the other party. Under the Supplemental Agreement with Mr. Roberts, we pay Mr. Roberts a royalty on revenues realized from the sale of Robbie Fowler-branded property courses and affiliated products that are collected within thirty (30) days after a Company-sponsored Martin Roberts-branded event, after deductions for value added taxes, banking charges, returns, refunds, and third party commissions. For sales to clients introduced to us directly by Mr. Roberts and his associated websites as well as other marketing and promotional activities Mr. Roberts or his associated companies may wish to undertake from time to time that are not part of a Company sponsored event and which result in the sale of ours basic training her marketing and promotional activities, Mr. Roberts is entitled to 50% of gross revenue from such sales of directly introduced clients.

Employees and Independent Contractors

As of December 31, 2016 we had approximately 203 full-time employees of whom 157, or 77%, were located in the U.S. and the remaining 23% were located in the United Kingdom, Canada, South Africa or Hong Kong. In addition, we employ part-time employees in various capacities and independent contractors who are trainers, coaches or mentors. Our employees are not represented by a labor union, and we believe our relations with our employees are satisfactory. Our independent contractors are either paid commissions based upon the dollar value of the courses purchased by customers at our free preview workshops and basic training courses, or are paid fixed fees for teaching and mentoring Elite courses. Independent contractors are required to execute agreements with us that set forth their commission structures and contain customary confidentiality and non-competition provisions.

Available Information

We electronically file reports with the Securities and Exchange Commission (SEC), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Additionally, information about us, including our reports filed with the SEC, is available through our web site at http:// www.legacyeducationalliance.com. Such reports are accessible at no charge through our web site and are made available as soon as reasonably practicable after such material is filed with or furnished to the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this report.

ITEM 1A.—RISK FACTORS

Risks Related to Our Business

The termination of our license agreement to use the Rich Dad brand would materially adversely impact our business, financial condition and results of operations, given the high concentration of sales from course offerings under the Rich Dad® Education Brand

Our Rich Dad® Education real estate and financial market course offerings accounted for approximately 73.9% of our total cash sales and approximately 74.7% of our total revenue in 2016. Our 2013 License Agreement with Rich Dad® expires on August 31, 2018. While the term of that agreement automatically renews for successive one-year periods thereafter, the licensor can terminate the agreement by providing timely written notice of termination prior to the expiration of the then current term. The license agreement can also be terminated for a default by us. See the section entitled “Licensing Agreements with the Rich Dad Parties” above, for a discussion of the terms of this significant agreement. Termination or non-renewal of our 2013 License Agreement or termination of our relationship with the Rich Dad Parties would have a material adverse effect on our business, financial condition and results of operations.

11

If revenues from our Rich Dad brand decline, this could materially adversely impact our business, financial condition and results of operations.

The Rich Dad® Education brand accounts for a significant portion of our total revenue. If revenue from the Rich Dad® Education Brand declines, and is not offset by revenue increases in our other brands it could have a material adverse effect on our business, financial condition and results of operations. Further, a decrease in popularity or public acceptance of Robert Kiyosaki or the Rich Dad™ Education Brand would have a significant impact on our business, financial condition and results of operations. Additionally, if Mr. and Mrs. Kiyosaki, the founders of the Rich Dad™ Education Brand, do not spend as much time in the public eye, it could impact the popularity of the Rich Dad™ Education Brand and consequently impact our sales of Rich Dad™ Education products.

The termination of certain material license agreements could materially adversely impact our business, financial condition and results of operations.

The Fowler License Agreement and the License Agreement and Supplemental Agreement with Martin Roberts may be terminated by the respective licensors upon short notice. We use the intellectual property licensed to us under these agreements to conduct the sale of Robbie Fowler-branded property courses and affiliated products in the U.K. If Mr. Roberts or Mr. Fowler terminated their relationship with us, it could have a material adverse effect on our business, financial condition and results of operations.

Our cash flows from operations declined in 2016 versus our cash flows from operations in 2015. If this trend continues in the future, it could impair our ability to fund our working capital needs and adversely affect our financial condition.

Management currently projects that our available cash balances will be sufficient to maintain our operations during 2017 and beyond. However, when considering all of the applicable operational and external risks and uncertainties, including, but not limited to cash generated from new and ongoing business initiatives, our ability to effectively execute our strategies, and potential current and future litigation matters, we believe that we may not be adequately capitalized. We may seek to obtain additional capital through the issuance of equity or debt, which may dilute the equity holdings of our current investors. In addition, we may seek to borrow additional capital from institutional and commercial banks or other sources to fund future operations on terms that may include restrictive covenants, liens on assets, high effective interest rates, and repayment provisions that reduce our cash resources and limit future access to capital markets. We do not currently have any commitments for future external funding. Our ability to raise additional capital may be adversely impacted by the economic environment. If we cannot generate the required cash to sustain operations or obtain additional capital on acceptable terms, we will need to make further revisions to our business plan, sell or liquidate assets, or limit our operations.

Our operations outside the United States subject us to additional risks inherent in international operations.

We currently operate in the United Kingdom, Canada, Hong Kong, South Africa and other international markets in addition to our U.S. operations and we plan on continuing our international market expansion going forward. As a result, we face risks that are inherent in international operations, including:

●	Complexity of operations across borders;

●	Currency exchange rate fluctuations;

12

●	Restrictions on the movements of cash;

●	Obtaining and maintaining bank and merchant processing accounts;

●	Multiple and possibly overlapping or conflicting tax laws;

●	Applicability of training concepts to foreign markets;

●	Compliance with foreign regulatory requirements including banking, cash repatriation, and data protection;

●	Political instability; and

●	Price controls or restrictions on exchange of foreign currencies.

If we are unable to successfully manage these and other factors, our business could be adversely affected and our financial condition and results of operations could suffer.

Additionally, in June 2016, voters in the U.K. approved the exit of that country from the E.U. (“Brexit”), and the British government has indicated that it intends to negotiate the withdrawal of the U.K. from the E.U. based on the results of this vote. The Brexit vote has created significant economic uncertainty in the U.K. and in EMEA, which may negatively impact our business in those regions. In addition, the terms of the U.K.’s withdrawal from the E.U., currently unknown but once negotiated, could potentially disrupt the markets we serve and the tax jurisdictions in which we operate and adversely change tax benefits, currency exchange rates, or liabilities in these or other jurisdictions, and may cause us to lose customers, suppliers, and employees. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate.

Uncertain economic conditions and other changes experienced by our customers, including the willingness to trade or invest in securities or real estate, could influence their willingness to spend their discretionary income on our course offerings and products, and could materially adversely impact our business, financial condition and results of operations.

Uncertain economic conditions may affect our customers’ discretionary income, access to credit and ability and willingness to purchase our course offerings and products. Economic conditions and consumer spending are influenced by a wide range of factors that are beyond our control. These conditions include but are not limited to:

●	Demand for our course offerings and related products;

●	Conditions in the securities and investment markets;

●	Conditions in the real estate market;

●	Availability of mortgage financing and other forms of credit and consumer credit;

●	General economic and business conditions;

●	Adverse changes in consumer confidence levels;

●	General political developments; and

●	Adverse weather or natural or man-made disasters.

Any decreased interest in real estate investing in the future could impact Rich Dad® Education and our other brands. Additionally, a prolonged economic downturn or uncertainty over future economic conditions, particularly in the U.S., could increase these effects on our business. In addition, our ongoing business expansion efforts and related operational changes add to the difficulty and risk of forecasting the timing, magnitude and direction of operational and financial outcomes with respect to our business.

13

We face significant competition in our markets.

Our success depends upon our ability to attract customers by providing high-quality courses and training materials, as well as to attract and retain quality trainers to provide those courses. The market for training courses for specific business issues, such as real estate or stock market investing, is intensely competitive. If we are unable to successfully compete, our business, financial condition and results of operations will be materially harmed. Certain competitors may be able to secure alliances with customers and affiliates on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to course development than we can. In addition, it is possible that certain competitors, or potential competitors, could reduce their pricing to levels that would make it difficult for us to compete. Increased competition may result in reduced operating margins, as well as loss of market share and brand recognition. Our success is dependent on our ability to successfully attract customers to programs that they feel will enhance their knowledge and enhance their earning power. Their level of satisfaction with our course offerings affects our reputation as they tell others about their experience. Our business could suffer if we fail to deliver quality programs at acceptable price points.

In addition, in order to compete effectively in our markets, we may need to change our business in significant ways. For example, to respond to market competition we may change our pricing, product, or service offerings, make key decisions about technology changes or marketing strategies, or acquire additional businesses or technologies. Any of these actions could hurt our business, financial condition and results of operations. Competitors continually introduce new programs that may compete directly with our offerings that may make our offerings uncompetitive or obsolete. Larger competitors may have superior abilities to compete for customers and skilled professionals, reducing our ability to deliver our quality offerings to our customers.

Laws and regulations can affect the operation of our business and may limit our ability to operate in certain jurisdictions.

Federal, state, and international laws and regulations impact our operations and may limit our ability to obtain authorization to operate in some states or countries. Many federal, state, and international governmental agencies assert authority to regulate providers of investment training programs. Failure to comply with these regulations could result in legal action instituted by the jurisdictions, including cease and desist and injunctive actions. In the event we are subject to such legal action, our reputation could be harmed and the demand for our course offerings and products could be significantly reduced. We are involved from time to time in routine legal matters incidental to our business, including disputes with students and requests from state regulatory agencies. Based upon available information, we believe that the resolution of such matters will not have a material adverse effect on our consolidated financial position or results of operations. Future regulatory changes with respect to the various topics of our courses or the investment techniques we teach, could also impact the content of our course offerings, which in turn, could negatively impact future sales.

14

We could have liability or our reputation could be damaged if we do not protect customer data or if our information systems are breached.

We are dependent on information technology networks and systems to process, transmit and store electronic information and to communicate among our locations around the world and with our customers. Security breaches of this infrastructure could lead to shutdowns or disruptions of our systems and potential unauthorized disclosure of confidential information. We are also required at times to manage, utilize and store sensitive or confidential customer or employee data. As a result, we are subject to numerous U.S. and foreign jurisdiction laws and regulations designed to protect this information, such as the various U.S. federal and state laws governing the protection of individually identifiable information. If any person, including any of our associates, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential customer or employee data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose customers.

We are highly dependent on our senior management, high performing sales speakers and course trainers, and if we are not able to retain them or to recruit and retain additional qualified personnel, our business could suffer.

We are highly dependent upon our senior management, including Anthony C. Humpage, our Chief Executive Officer. The loss of services of Mr. Humpage or other members of our senior management or high performing sales speakers or course trainers could have a material adverse effect on our business, financial condition and results of operations.

We may choose to increase our management personnel. For example, we may need to obtain certain additional functional capability, including regulatory, sales, business development, and quality assurance and control, either by hiring additional personnel or by outsourcing these functions to qualified third-parties. We may not be able to engage these third-parties on terms favorable to us. Also, we may not be able to attract and retain qualified personnel on acceptable terms given the competition for such personnel among companies that operate in our markets. If we fail to identify, attract, retain and motivate highly skilled personnel, or if we lose current employees or contractors, it could have a material adverse effect on our business, financial condition and results of operations. We currently do not maintain key man insurance on any member of our senior executive management team.

Our ability to sell and fulfill courses may be affected by adverse weather, natural disaster, strikes or other unpredictable events.

Adverse weather, natural disasters, external labor disruptions and other adverse events may affect our ability to conduct our business, and could have a material adverse effect on our business, financial condition and results of operations. Severe weather or natural disasters, such as hurricanes, blizzards, floods and earthquakes, may reduce the ability of our students to travel to our events. These natural disasters may also disrupt the printing and transportation of the materials used in our direct mail campaigns. Furthermore, postal strikes could occur in the countries where we operate which could delay and reduce delivery of our direct mail marketing materials. Transportation strikes could also occur in the countries where we operate, adversely affecting our ability to conduct business.

Risks Related to Ownership of Our Common Stock

We may issue shares of preferred stock that subordinate your rights and dilute your equity interests.

We may need to raise investment capital for us to successfully execute our business strategy and it may be preferable or necessary to issue preferred stock to investors. Preferred stock may grant the holders certain preferential rights in voting, dividends, liquidation or other rights in preference over a company’s Common Stock.

The issuance by us of preferred stock could dilute both the equity interests and the earnings per share of existing holders of our Common Stock. Such dilution may be substantial, depending upon the number of shares issued. The newly authorized shares of preferred stock could also have voting rights superior to our Common Stock, and in such event, would have a dilutive effect on the voting power of our existing stockholders.

15

Any issuance of preferred stock with voting rights could, under certain circumstances, have the effect of delaying or preventing a change in control of us by increasing the number of outstanding shares entitled to vote and by increasing the number of votes required to approve a change in control of us. Shares of voting or convertible preferred stock could be issued, or rights to purchase such shares could be issued, to render more difficult or discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise. Such issuances could therefore deprive our stockholders of benefits that could result from such an attempt, such as the realization of a premium over the market price that such an attempt could cause. Moreover, the issuance of such shares of preferred stock to persons friendly to our Board of Directors could make it more difficult to remove incumbent managers and directors from office even if such change were to be favorable to stockholders generally.

Our Common Stock has a limited trading market, which could affect your ability to sell shares of our Common Stock and the price you may receive for our Common Stock.

Our Common Stock is currently traded in the over-the-counter market and “bid” and “asked” quotations regularly appear on the OTCQB maintained by OTC Markets, Inc. under the symbol “LEAI”. Currently there is limited trading volume in our securities. We cannot predict the extent to which investors’ interest in our Common Stock will provide an active and liquid trading market, which could depress the trading price of our Common Stock and could have a long-term adverse impact on our ability to raise capital in the future. We may be vulnerable to investors taking a “short position” in our Common Stock, which would likely have a depressing effect on the price of our Common Stock and add increased volatility to our trading market. The volatility of the market for our Common Stock could have a material adverse effect on our business, financial condition and results of operations. There cannot be any guarantee that an active trading market for our securities will develop or, if such a market does develop, will be sustained. Accordingly, investors must be able to bear the financial risk of losing their entire investment in our Common Stock.

Being an SEC reporting company imposes costs and compliance risks.

Compliance with the periodic reporting requirements required by the SEC consumes a considerable amount of both internal, as well external, resources and represents a significant cost for us. Our management will be required to administer appropriate programs and policies in responding to increased legal, regulatory compliance, and reporting requirements, and any failure to do so could lead to the imposition of fines and penalties and harm our business.

In addition, if we are unable to continue to devote adequate funding and the resources needed to maintain such compliance, while continuing our operations, we may be in non-compliance with applicable SEC rules or the securities laws, and be delisted from the OTCQB or other market we may be listed on, which would result in a decrease in or absence of liquidity in our Common Stock, and potentially subject us and our officers and directors to civil, criminal and/or administrative proceedings and cause us to voluntarily file for deregistration of our Common Stock with the Commission.

16

Future sales of our Common Stock in the public market could lower the price of our Common Stock and impair our ability to raise funds in future securities offerings.

We may decide to raise additional capital through the sale of our securities. Future sales of a substantial number of shares of our Common Stock in the public market, or the perception that such sales may occur, could adversely affect the then prevailing market price of our Common Stock and could make it more difficult for us to raise funds in the future through the sale of our securities.

In the event we raise capital through a private placement of our Common Stock and/or other securities convertible into shares of our Common Stock, such offering could dilute both the equity interests and the earnings per share of our stockholders. Such dilution may be substantial, depending upon the number of shares issued in any potential private placement.

The market price of our Common Stock may be volatile and may be affected by market conditions beyond our control.

The market for our Common Stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, our shares of Common Stock are sporadically and thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of shares of our Common Stock are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Second, we are a speculative or “risky” investment due to our limited operating history, and uncertainty of future market acceptance for our potential products. As a consequence of this enhanced risk, more risk-averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond our control and may decrease the market price of our Common Stock, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our Common Stock will be at any time, including as to whether our Common Stock will sustain its current market price, or as to what effect the sale of shares or the availability of Common Stock for sale at any time will have on the prevailing market price.

The market price of our Common Stock is subject to significant fluctuations in response to, among other factors:

●	changes in our financial performance or a change in financial estimates or recommendations by securities analysts;

●	announcements of innovations or new products or services by us or our competitors;

●	the emergence of new competitors or success of our existing competitors;

●	operating and market price performance of other companies that investors deem comparable;

●	changes in our Board of Directors or management;

●	sales or purchases of our Common Stock by insiders;

●	commencement of, or involvement in, litigation;

●	changes in governmental regulations; and

●	general economic conditions and slow or negative growth of related markets.

17

In addition, if the market for stock in our industry, or the stock market in general, experience a loss of investor confidence, the market price of our Common Stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause the price of our Common Stock to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and distract our Board of Directors and management.

We do not intend to pay dividends for the foreseeable future, and you must rely on increases in the market prices of our Common Stock for returns on your investment.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our Common Stock. Accordingly, investors must be prepared to rely on sales of their Common Stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our Common Stock. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

We are subject to penny stock regulations and restrictions and you may have difficulty selling shares of our Common Stock.

The Commission has adopted regulations which generally define so-called “penny stocks” as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. Our Common Stock is a “penny stock”, and we are subject to Rule 15g-9 under the Exchange Act, or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written consent to the transaction prior to sale. As a result, this rule affects the ability of broker-dealers to sell our securities and affects the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our shares of Common Stock will qualify for exemption from the Penny Stock Rule. In any event, even if our Common Stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to restrict any person from participating in a distribution of penny stock if the Commission finds that such a restriction would be in the public interest.

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority (“FINRA”) has adopted similar rules that may also limit a stockholder’s ability to buy and sell our Common Stock. FINRA rules require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for such customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

18

Anti-takeover provisions could limit the ability of a third party to acquire us.

In February 2017, we adopted a shareholder rights plan that is scheduled to expire February 15, 2019. The purpose of the plan is to protect the Company against unwanted share activity. The shareholder rights plan, commonly known as a “poison pill,” gives shareholders the right to buy more shares at a discount if one shareholder buys a certain percentage or more of the company's shares. The plan is designed to ensure that the Board of Directors has sufficient time to consider any proposal from a third party that might result in a change in control of the Company, make sure that all stockholders receive fair and equal treatment in the event of any such a proposal, and encourage any potential acquirer to negotiate with the Board of Directors. In addition, the plan will guard against partial tender offers, open market accumulations and other coercive tactics aimed at gaining control of the Company without paying all stockholders a full control premium for their shares.

The Nevada Revised Statutes, which is the general corporate law applicable to us, contain provisions governing acquisition of controlling interest of us. These provisions provide generally that any person or entity that acquires a certain percentage of our outstanding voting shares may be denied voting rights with respect to the acquired shares, unless the holders of a majority of the voting power of us, excluding the shares that any such acquiring person or entity, an officer or a director of the corporation, and an employee of the corporation exercises voting rights, elect to restore such voting rights in whole or in part. This provision of the Nevada Revised Statutes could impede an acquisition of us even if a premium would be paid to our stockholders for their shares.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

Our financial success depends, in part, upon our ability to protect our brand names, curriculums, and other proprietary and licensed intellectual property. The existing laws of some countries in which we conduct business might offer only limited protection of our intellectual property rights. To protect our intellectual property, we rely upon a combination of confidentiality policies, nondisclosure, and other contractual arrangements, as well as copyright and trademark laws. The steps we take in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights, especially in foreign jurisdictions. The loss of proprietary content or the unauthorized use of our intellectual property, including our brand names, may create significant market confusion and resulting in greater competition, loss of revenue, and adverse publicity.

19

ITEM 2—FINANCIAL INFORMATION

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

INTRODUCTION

The following discussion and analysis of our financial condition and results of operations for the periods indicated should be read in conjunction with our audited consolidated financial statements and related notes thereto included in our Annual Report on Form 10-K as of and for the year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the quarterly period ending on March 31, 2017 attached hereto as Exhibit 99.1 (the “Form 10-Q”). The section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Form 10-Q is incorporated herein by reference.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in our most recent Form 10-K .

Business Overview

We are a provider of practical, high-quality, and value-based educational training on the topics of personal finance, entrepreneurship, real estate and financial markets investing strategies and techniques. Our programs are offered through a variety of formats and channels, including free-preview workshops, basic training classes, symposiums, telephone mentoring, one-on-one mentoring, coaching and e-learning, primarily under the Rich Dad® Education brand (“Rich Dad”) which was created in 2006 under license from entities affiliated with Robert Kiyosaki, whose teachings and philosophies are detailed in the book titled, Rich Dad Poor Dad. In addition to Rich Dad, we market our products and services under a variety of brands, including Martin Roberts, The Independent Woman, Women in Wealth, Brick Buy Brick and Elite Business Star. Our products and services are offered in the United States, Canada, the United Kingdom and Other Foreign Markets.

Our students pay for their courses in full up-front or through payment agreements with independent third parties. Under United States of America generally accepted accounting principles (“U.S. GAAP”), we recognize revenue when our students take their courses or the term for taking their course expires, which could be several quarters after the student purchases a program and pays the fee. Over time, we have taken steps to shorten many of our course contracts from two-year contracts to one-year contracts, which is expected to accelerate revenue recognition as services are delivered faster and/or contract terms expire sooner. We also continue to expand our innovative symposium-style course delivery model into other markets. Our symposiums combine multiple advanced training courses in one location, allowing us to achieve certain economies of scale that reduce costs and improve margins while also accelerating U.S. GAAP revenue recognition, while at the same time, enhancing our student's experience, particularly, for example, through the opportunity to network with other students.

We also provide a richer experience for our students through one-on-one mentoring (two to four days in length, on site or remotely) and telephone mentoring (10 to 16 weekly one-on-one or one-on-many telephone sessions). Mentoring involves a subject matter expert interacting with the student remotely or in person and guiding the student, for example, through his or her first real estate transaction, providing a real hands-on experience.

We were founded in 1996, and through a reverse merger, became a publicly-held company in November 2014. Today we are a global company with approximately 200 employees that has cumulatively served more than two million students from more than 150 countries and territories over the course of our operating history.

We manage our business in four segments based on geographic location. These segments include our historical core markets of the United States, Canada, and the United Kingdom, with the fourth segment including all Other Foreign Markets. We continue to expand internationally. Starting in 2014, we expanded our footprint to include Africa, Europe, and Asia, holding events in 21 countries. As we established traction in these markets, we opened offices in South Africa and Hong Kong during the first six months of 2015. Overall, we added an additional five new countries to our footprint in 2015 for a total global reach of 26 countries. In 2016 we held more events in several of these countries than in the prior years. We intend to continue to focus on diversifying our sales internationally.

20

In addition to our international expansion efforts, we are diversifying our product offerings through the introduction of established brands into new markets and the development of new brands. Overall, we currently offer 10 brands, which include:

●	Rich Dad® Education: Our flagship brand based on the teachings of Robert Kiyosaki, an entrepreneur, investor, educator, and author of Rich Dad Poor Dad. Mr. Kiyosaki has written more than 15 books with combined sales of more than 26 million copies.

●	Rich Dad® Stock Education: In our Rich Dad Stock Education program, we teach students how to become savvy investors that can potentially create winning trades and profits in any market condition through the development of personal trading plans that are compatible with their current financial situation, the level of risk they are comfortable with, and their long-term financial goals.

●	Making Money from Property with Martin Roberts™: A property-based curriculum focused on how and why to buy property at auction in the U.K. Based on the teachings of Martin Roberts, renowned U.K. TV personality, property expert, journalist, and author of Making Money from Property, our Making Money from Property program is designed to show investors tested strategies to buy at auction, as well as the difference between income and capital growth strategies, negotiating transactions, and buying properties overseas.

●	Brick Buy Brick™: Initially launched in the UK, Brick Buy Brick is now also available in the U.S. Canada and the other foreign markets in which we operate. The program introduces our students to the tools and strategies used by successful investors to make money work for them through real estate investing.

●	Building Wealth: A program that offers students training on how to build and preserve wealth, start or manage a business, and benefit through investing in property regardless of market conditions.

●	Robbie Fowler Property Academy™: Designed to teach investment strategies individuals can use to achieve a potential clear path towards long-term wealth, the goal of our Property Academy training program is to provide a comprehensive property investment education. We teach our students the investment strategies currently implemented throughout the UK, such as Social Housing, Buy-To-Let, Lease Options, and Land Development.

●	Women In Wealth™: Created to inspire women of all ages and backgrounds to potentially achieve financial security, Women In Wealth seeks to empower women with a strong financial education and help them learn the potential benefits of real estate investing to create cash flow and build financial independence.

●	The Independent Woman™: Developed by women for women, is based on the teachings and principles of Kim Kiyosaki, investor, entrepreneur, and bestselling author of Rich Woman and It's Rising Time, The Independent Women program imparts the principles and strategies essential for potential financial independence.

●	Trade Up Investor Education™: Built on the belief that a successful investor is an educated investor and developed in partnership with Investor's Business Daily®, a leading financial news and research organization since 1984, students are offered educational training designed to help them increase their knowledge of stock and options trading.

●	Elite Business Star™: Elite Business Star is designed to help individuals grow their business through a variety of business strategies including marketing, asset protection, and business financing.

21

Recent Developments

On February 14, 2017, TIGE completed the distribution of 15,998,326 shares of Common Stock in Legacy approved by the Board of Directors of TIGE on October 4, 2016. Pursuant to the distribution, 1.00105 shares of Legacy Common Stock were distributed for each share of stock held in TIGE.

On February 15, 2017, the Board of Directors of the Company approved the adoption of a Rights Agreement between the Company and VStock Transfer, LLC, as Rights Agent (as amended from time to time, the “Rights Agreement”). The Company entered into the Rights Agreement on February 16, 2017. Refer to Form 8-K dated February 17, 2017 for additional information.

RESULTS OF OPERATIONS

	Years Ended December 31,
(in thousands, except per share data)	2016	2015
Revenue	$89,196	$87,161
Operating costs and expenses:
Direct course expenses	47,843	48,201
Advertising and sales expenses	19,484	20,293
Royalty expenses	4,341	5,446
General and administrative expenses	15,055	16,317
Total operating costs and expenses	86,723	90,257
Income (loss) from operations	2,473	(3,096)
Other income (expense):
Interest income (expense), net	(5)	(7)
Other income, net	472	392
Total other income	467	385
Income (loss) before income taxes	2,940	(2,711)
Income tax benefit/(expense)	941	(15)
Net income (loss)	$3,881	$(2,726)

Basic earnings (loss) per common share	$0.18	$(0.13)
Diluted earnings (loss) per common share	$0.17	$(0.13)

Basic weighted average common shares outstanding	21,092	20,910
Diluted weighted average common shares outstanding	22,133	20,910

Comprehensive income (loss):
Net income (loss)	$3,881	$(2,726)
Foreign currency translation adjustments, net of tax of $0	988	1,310
Total comprehensive income (loss)	$4,869	$(1,416)

22

Our operating results are expressed as a percentage of revenue in the table below:

	Years Ended December 31,
	2016	2015
Revenue	100%	100%
Operating costs and expenses:
Direct course expenses	53.6	55.3
Advertising and sales expenses	21.8	23.3
Royalty expenses	4.9	6.2
General and administrative expenses	16.9	18.7
Total operating costs and expenses	97.2	103.5
Income (loss) from operations	2.8	(3.5)
Other income
Other income, net	0.5	0.4
Total other income	0.5	0.4
Income (loss) before income taxes	3.3	(3.1)
Income tax benefit/(expense)	1.1	—
Net income (loss)	4.4%	(3.1)%

Outlook

Cash sales were $86.8 million for the year ended December 31, 2016 compared to $94.1 million for the year ended December 31, 2015, a decrease of $7.3 million or 7.8%. The decrease was driven primarily by a $12.8 million decrease in our U.S. segment related to the effects of a sluggish U.S. economy and a $2.5 million decrease in our U.K. segment, which was partially offset by an $8.2 million increase in our Other Foreign Markets segment. We believe that cash sales remain an important metric when evaluating our operating performance. Pursuant to U.S. GAAP, we recognize revenue when our students take their courses or the term for taking their course expires, which could be several quarters after the student purchases a program. Our students pay for their courses in full up-front or through payment agreements with independent third parties.

We anticipate cash sales to increase throughout 2017, particularly as new brands gain greater traction in our more established markets, and as we continue to expand internationally and hone our selling and marketing strategy in new markets.

23

OPERATING SEGMENTS

We operate in four operating segments based on geographic location. The proportion of our total revenue attributable to each segment is as follows:

	Years Ended December 31,
As a percentage of total revenue	2016	2015
U.S.	61.4%	66.8%
Canada	3.8%	6.4%
U.K.	19.9%	19.9%
Other foreign markets	14.9%	6.9%
Total consolidated revenue	100%	100%

	Years Ended December 31,
	2016	2015
Segment revenue	(In thousands)
United States	$54,746	$58,258
Canada	3,396	5,600
U.K.	17,747	17,306
Other foreign markets	13,307	5,997
Total consolidated revenue	$89,196	$87,161

24

United States

Over the past several years, our U.S. business shifted its focus to consist primarily of Rich Dad™ Education brand offerings. Revenue derived from the Rich Dad brands was $48.0 million and $54.6 million or as a percentage of total segment revenue was 87.7% and 93.7% for the years ended December 31, 2016 and 2015, respectively. The majority pertained to real estate-related education, with the balance pertaining to financial markets training. We are continuing to develop non-Rich Dad brands, such as The Independent Women, Woman in Wealth, Brick Buy Brick, Elite Business Star™ and others to diversify our business, although our business to date in these brands has not been material to our Company as a whole.

The U.S. segment revenue was $54.8 million and $58.3 million or as a percentage of total revenue was 61.4% and 66.8% for the years ended December 31, 2016 and 2015, respectively. The decrease in revenue of $3.5 million or 6.0% during the year ended December 31, 2016 compared to the same period in 2015, was due to the $6.0 million or 95.8% decline in revenue, as a result of the change in our revenue recognition policy with regards to DVD fulfillment and decrease in recognition of revenue from expired contracts of $0.1 million or 1.4%, partially offset by increased attendance (i.e. fulfillment) of $2.6 million or 6.1%.

Canada

Similar to the U.S., our Canadian segment's revenue primarily consists of Rich Dad branded offerings. Revenue derived from the Rich Dad brands was $3.0 million and $5.1 million or as a percentage of total segment revenue was 87.9% and 90.7% for the years ended December 31, 2016 and 2015, respectively. The majority pertained to real estate-related education, with the balance pertaining to financial markets training.

The Canadian segment revenue was $3.4 million and $5.6 million or as a percentage of total revenue was 3.8% and 6.4% for the years ended December 31, 2016 and 2015, respectively. The decrease in revenue of $2.2 million or 39.3% during the year ended December 31, 2016 compared to the same period in 2015, was due to the decline in recognition of revenue from expired contracts of $1.4 million or 77.1%, due to the $0.6 million or 90.5% decline in revenue, as a result of the change in our revenue recognition policy with regards to DVD fulfillment and $0.2 million or 5% decline in revenue due to decreased attendance (i.e. fulfillment).

U.K.

In contrast to our U.S. and Canadian segments, our U.K. segment is more diversified among several different brands. Revenue derived from the Rich Dad brands was $5.4 million and $7.1 million or as a percentage of total segment revenue was 30.5% and 40.8% for the years ended December 31, 2016 and 2015, respectively. The majority pertained to real estate-related education, with the balance pertaining to financial markets training.

The U.K. segment revenue was $17.7 million and $17.3 million or as a percentage of total revenue was 19.9% and 19.9% for the years ended December 31, 2016 and 2015, respectively. The increase of $0.4 million in revenue for the year ended December 31, 2016 compared to the same period in 2015, was due to increase in recognition of revenue from expired contracts of $1.4 million or 60.5%, partially offset by decreased attendance (i.e. fulfillment) of $1.0 million or 6.7%.

25

Other Foreign Markets

We operate in other foreign markets, including European, Asian and African countries. Our Other Foreign Markets segment is gaining traction and has shown significant growth in revenue. Revenue derived from the Rich Dad brands was $10.2 million and $0.5 million or as a percentage of total segment revenue was 76.8% and 9.0% for the years ended December 31, 2016 and 2015, respectively.

The Other Foreign Markets segment revenue was $13.3 million and $6.0 million or as a percentage of total revenue was 14.9% and 6.9% for the years ended December 31, 2016 and 2015, respectively. The increase in revenue of $7.3 million or 121.7% during the year ended December 31, 2016 compared to the same period in 2015, was due to increased attendance (i.e. fulfillment) of $6.0 million or 101.0% and increase in recognition of revenue from expired contracts of $1.3 million or 100.0%.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

Revenue was $89.2 million for the year ended December 31, 2016 compared to $87.2 million for the year ended December 31, 2015, an increase of $2.0 million or 2.3%. The increase was due to increased attendance (i.e. fulfillment) of $7.5 million or 11.2% and the increase in recognition of revenue from expired contracts of $1.1 million or 8.5%, partially offset by the decline in recognition of revenue of $6.6 million or 95.3%, due to the change in our revenue recognition policy with regards to DVD fulfillment. Cash sales were $86.8 million for the year ended December 31, 2016 compared to $94.1 million for the year ended December 31, 2015, a decrease of $7.3 million or 7.8%. The decrease was driven primarily by a $12.8 million decrease in our U.S. segment related to the effects of a sluggish U.S. economy and a $2.5 million decrease in our U.K. segment, which was partially offset by an $8.2 million increase in our Other Foreign Markets segment.

Operating Expenses

Total operating costs and expenses were $86.7 million for the year ended December 31, 2016 compared to $90.3 million for the year ended December 31, 2015, a decrease of $3.6 million or 4.0%. The decrease was due to a $1.2 million decrease in general and administrative expenses, a $1.2 million decrease in royalty expense, a $0.8 million decrease in advertising and sales expenses, and a $0.4 million decrease in direct course expenses.

Direct course expenses

Direct course expenses relate to our free preview workshops, basic training and advanced training, and consist of instructor fees, facility costs, salaries, commissions and fees associated with our field representatives and related travel expenses. Direct course expenses were $47.8 million for the year ended December 31, 2016 compared to $48.2 million for the year ended December 31, 2015, a decrease of $0.4 million or 0.8%, which was primarily related to a decrease in the sales commissions due to a decline in cash sales.

Advertising and sales expenses

We generally obtain most of our potential customers through internet-based advertising. The trend of increasing online advertising and reducing direct mail and radio advertising continued during the year ended December 31, 2016 compared to the year ended December 31, 2015, as we believe it is a more cost-efficient method of attracting potential customers. Advertising and sales expenses consist of purchased media to generate registrations to our free preview workshops and costs associated with supporting customer recruitment. We obtain the majority of our customers through free preview workshops. These preview workshops are offered in various metropolitan areas in the U.S., the United Kingdom, Canada, and Other Foreign Markets. Prior to the actual workshop, we spend a significant amount of money in the form of advertising through various media channels.

26

Advertising and sales expenses were $19.5 million for the year ended December 31, 2016 compared to $20.3 million for the year ended December 31, 2015, a decrease of $0.8 million, or 3.9%. As a percentage of revenue, advertising and sales expenses were 21.8% and 23.3% of revenue for the year ended December 31, 2016 and 2015, respectively, a decrease of 1.5%.

Royalty expenses

We have licensing and related agreements with RDOC, whereby we have exclusive rights to develop, market, and sell Rich Dad-branded live seminars, training courses, and related products worldwide. In connection with these agreements and our other licensing agreements, we are required to pay royalties. Royalty expenses were $4.3 million for the year ended December 31, 2016 compared to $5.5 million for the year ended December 31, 2015, a decrease of $1.2 million, or 21.8%.

General and administrative expenses

General and administrative expenses primarily consist of compensation, benefits, insurance, professional fees, facilities expense and travel for the corporate staff, as well as depreciation and amortization expenses. General and administrative expenses were $15.1 million for the year ended December 31, 2016 compared to $16.3 million for the year ended December 31, 2015, a decrease of $1.2 million, or 7.4%. The decrease was primarily driven by lower compensation costs.

Income tax expense

Income tax benefit was $0.9 million for the year ended December 31, 2016, compared to income tax expense of $15.0 thousand for the year ended December 31, 2015. During the fourth quarter ended December 31, 2016, we determined that valuation allowances against U.S. and U.K. (Rich Dad Education Limited only) deferred taxes were no longer required. Release of these valuation allowances resulted in $2.4 million of tax benefit that was offset by tax on current period book income and other permanent and timing differences resulting in an income tax benefit of $0.9 million for the year ended December 31, 2016.

Our effective tax rate was (32.0%) and (0.6%) for the year ended December 31, 2016 and 2015, respectively. Our effective tax rates differed from the U.S. statutory corporate tax rate of 35.0% primarily because of the mix of pre-tax income or loss earned in certain jurisdictions and the change in our valuation allowance. See Note 8 Income Taxes, for further information.

We record a valuation allowance when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. As of December 31, 2016 and December 31, 2015, a valuation allowance of $4.5 million and $7.2 million, respectively, has been provided against net operating loss carryforwards and other deferred tax assets. We decreased our valuation allowance by $2.7 million and $0.7 million for the year ended December 31, 2016 and 2015, respectively.

Net income (loss)

Net income was $3.9 million or $0.18 per basic and $0.17 per diluted common share for the year ended December 31, 2016, compared to a net loss of ($2.7) million or ($0.13) per basic and diluted common share for the year ended December 31, 2015, an increase in net income of $6.6 million or $0.31 per basic and $0. 30 per diluted common share. Net income for the year ended December 31, 2016 was positively impacted by the increase in revenue primarily due to increased attendance (i.e. fulfillment) of $7.5 million or 11.2% and decreases in operating costs and expenses of $3.6 million or 4.0%, due to decreases in general and administrative expenses of $1.2 million, royalty expense of $1.2 million, advertising and sales expenses of $0.8 million, direct course expenses of $0.4 million and a $0.9 million increase in income tax benefit related to the release of certain valuation allowances against certain deferred tax assets in the U.S. and U.K. segments.

27

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. In addition to the estimates presented below, there are other items within our consolidated financial statements that require estimation, but are not deemed critical as defined below. We believe these estimates are reasonable and appropriate. However, if actual experience differs from the assumptions and other considerations used, the resulting changes could have a material effect on the financial statements taken as a whole.

Management believes that the following policies and estimates are critical because they involve significant judgments, assumptions and estimates. Management has discussed the development and selection of the critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the disclosures presented below relating to those policies and estimates.

Long-Lived Assets

We evaluate the carrying amount of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We record an impairment loss when indications of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than assets’ carrying value. We evaluate the remaining life and recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. At such time, we estimate the future cash flows expected from the use of the assets and their eventual dispositions and, if lower than the carrying amounts, adjust the carrying amount of the assets to their estimated fair value. Because of our changing business conditions including current and projected level of income, business trends, prospects and market conditions, our estimates of cash flows to be generated from our operations could change materially, resulting in the need to record additional impairment charges.

Revenue Recognition

We recognize revenue in accordance with FASB ASC 605, Revenue Recognition (“ASC 605”). We recognize revenue when: (i) persuasive evidence of an arrangement exists, (ii) delivery of product has occurred or services have been rendered, (iii) the price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. For product sales, these conditions are generally met upon shipment of the product to the student or completion of the sale transaction. For training and service sales, these conditions are generally met upon presentation of the training seminar or delivery of the service.

Some of our training and consulting contracts contain multiple deliverable elements that include training along with other products and services. In accordance with ASC 605-25, Revenue Recognition – Multiple-Element Arrangements, sales arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the sales contract meet the following criteria: (i) the delivered training or product has value to the client on a standalone basis, (ii) there is objective and reliable evidence of the contract price of undelivered items and (iii) delivery of any undelivered item is probable. The contract price of each element is generally determined by prices charged when sold separately. In certain arrangements, we offer these products bundled together at a discount. The discount is allocated on a pro-rata basis to each element based on the relative contract price of each element when contract price support exists for each element in the arrangements. The overall contract consideration is allocated among the separate units of accounting based upon their contract prices, with the amount allocated to the delivered item being limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. Contract price of the undelivered items is based upon the normal pricing practice for our existing training programs, consulting services, and other products, which are generally the prices of the items when sold separately.

28

Each transaction is separated into its specific elements and revenue for each element is recognized according to the following policies:

Product	Recognition Policy
Seminars	Deferred upon payment and recognized when the seminar is attended or delivered on-line
Online courses	Deferred upon sale and recognized over the delivery period
Coaching and mentoring sessions	Deferred and recognized as service is provided
Data subscriptions and renewals	Deferred and recognized on a straight-line basis over the subscription period

In the normal course of business, we recognize revenue based on the customers’ attendance of the course, mentoring training, coaching session or delivery of the software, data or course materials on-line.

After a customer contract expires we record breakage revenue less a reserve for cases where we allow a customer to attend after expiration. We recognized revenue at the conclusion of the contract period of approximately $14.5 million and $20.2 million in the years ended December 31, 2016 and 2015, respectively. Our reserve for course attendance after expiration was $1.3 million at December 31, 2016 and 2015.

We provide a satisfaction guarantee to our customers. Very few customers exercise this guarantee.

Deferred revenue occurs from courses, online courses, mentorships, coaching sessions and website subscriptions and renewals in which payment is received before the service has been performed or if a customer contract expires. Deferred revenue is recognized into revenue as courses are attended in-person or on-line or coaching and mentor sessions are provided. While many of our course package contracts are two years, we consider the fulfillment of them as a current liability because a customer could complete a two-year package in one year. We do have a few products that are scheduled to last beyond one year and are accounted for as long-term deferred revenue.

Revenue amounts presented in our consolidated financial statements are shown net of any sales tax.

Income Taxes

We account for income taxes in conformity with the requirements of ASC 740, Income Taxes (“ASC 740”). Per ASC 740, the provision for income taxes is calculated using the asset and liability approach of accounting for income taxes. We recognize deferred tax assets and liabilities, at enacted income tax rates, based on the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. We include any effects of changes in income tax rates or tax laws in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of a deferred tax asset will not be realized in the future, we provide a corresponding valuation allowance against the deferred tax asset.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, a company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position and must assume that the tax position will be examined by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Accounting for Litigation and Settlements

We are involved in various legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties, and the possibility of governmental intervention. Management assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances as appropriate. While certain of these matters involve substantial amounts, management believes, based on available information, that the ultimate resolution of such legal proceedings will not have a material adverse effect on our financial condition or results of operations.

29

The critical accounting policies discussed above are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the U.S., with no need for management’s judgment in their application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result.

LIQUIDITY AND CAPITAL RESOURCES

Known Trends and Uncertainties

In general, we believe we will experience increased demand for our products and services as global economic conditions continue to slowly improve. We believe that our products and services appeal to those who seek increased financial freedom. If we experience a prolonged decline in demand for our products and services, it could have a material adverse effect on our future operating results.

Historically, we have funded our working capital and capital expenditures using cash and cash equivalents on hand. However, given our relatively modest operating cash flows during the past two years combined, we have needed to manage our cash position to ensure the future viability of our business. Our cash flows are subject to a number of risks and uncertainties, including, but not limited to, earnings, seasonality, and fluctuations in foreign currency exchange rates. Based upon current and anticipated levels of operations, we believe cash and cash equivalents on hand will be sufficient to fund our expected financial obligations and anticipated liquidity requirements. During 2014, in the U.S., we entered into agreements with third-party financing companies that provide our customers with financing options not previously available to them for the purchase of our products and services. This new source of funds for our customers had a positive impact on both our revenue and operating cash flows and we expect it to continue to have a positive impact on our business going forward.

The following is a summary of our cash flow activities for the periods stated (in thousands):

	Years Ended December 31,
	2016	2015
Net cash provided by (used in) operating activities	(1,563)	2,780
Net cash used in investing activities	(55)	(81)
Net cash provided by (used in) financing activities	(10)	450
Effect of foreign currency exchange rates	(1,542)	(1,200)
Net increase (decrease) in cash and cash equivalents	(3,170)	1,949

Operating Cash Flows and Liquidity

Net cash used in operating activities was $1.6 million in the year ended December 31, 2016 compared to net cash provided by operating activities of $2.8 million in the year ended December 31, 2015, representing a period-over-period decrease of $4.4 million. This decrease was primarily the result of a decrease in current liabilities for deferred revenue in 2016 as a result of increased revenue recognition related to the previously-mentioned increase in fulfillment.

Investing Cash Flows

Net cash used in investing activities totaled $0.1 million in the year ended December 31, 2016 and $0.1 million in the year ended December 31, 2015, representing our purchases of property and equipment.

30

Financing Cash Flows

Our consolidated capital structure as of December 31, 2016 and December 31, 2015 was 100.0% equity.

Net cash used in financing activities totaled $10.0 thousand in the year ended December 31, 2016 compared to net cash provided by financing activities of $0.5 million in the year ended December 31, 2015, representing a period-over-period decrease in cash from financing activities of $0.5 million, primarily due to $0.5 million of net proceeds we received from a private offering of securities in the year ended December 31, 2015.

We expect that our working capital deficit, which is primarily a result of our significant deferred revenue balance, will continue for the foreseeable future. As of December 31, 2016 and 2015, our consolidated current deferred revenue was $54.4 million and $60.7 million, respectively.

Our cash equivalents were, and continue to be, invested in short-term, liquid, money market funds. Restricted cash balances consisted primarily of funds on deposit with credit card processors and cash collateral with our credit card vendors. Restricted cash balances held by credit card processors are unavailable to us unless we discontinue sale of our products or discontinue the usage of a vendor’s credit card. As sales of the products and services related to our domestic business have decreased, our credit card vendors have not returned funds held as collateral, resulting in slightly higher restricted cash balances.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements as of December 31, 2016.

ITEM 3—PROPERTIES

The following table sets forth our office locations as of December 31, 2016:

Purpose	Location	Own/lease	Approximate square footage	Lease expiration
Executive offices	Cape Coral, FL	Own	40,734	—
U.S. operations and telemarketing headquarters	Salt Lake City, UT	Lease	6,294	Nov. 2018
Canadian headquarters	Vaughn, Ontario	Lease	5,100	Feb. 2019
U.K. headquarters and training center	Richmond, Surrey	Lease	4,226	Various
South Africa corporate administration	Johannesburg, South Africa	Lease	205	May. 2018
Hong Kong corporate administration	Causeway Bay, Hong Kong	Lease	208	Jan. 2019
			56,767

We are the sole beneficiary of a land trust that owns the land and building of our executive offices in Cape Coral, Florida. James E. May, our Executive Vice President and General Counsel, serves as the trustee. Our executive office building is approximately 40,734 square feet and is situated on approximately 4.5 acres.

We lease approximately 6,294 square feet of office space in Salt Lake City, Utah for our U.S. operations and telemarketing headquarters. The lease expires in November 2018 and rent is payable monthly at rates increasing from $8,890 to $10,306 over the term of the lease.

We lease approximately 5,100 square feet of office space in Ontario, Canada for our Canadian headquarters. The lease expires in February 2019 and rent is payable monthly at rates increasing from approximately $3,000 to $3,600 over the term of the lease.

31

We lease approximately 4,226 square feet of office space which is used for both corporate administration and training purposes in Richmond, Surrey. We lease various rooms in the same facility with different lease terms with the latest expiration date in February 2017. The total monthly rent is approximately $69,460.

We lease approximately 205 square feet of office space which is used for corporate administration purposes in Johannesburg, South Africa. The lease expires in May 2018. The total monthly rent is approximately $2,100.

We lease approximately 208 square feet of office space which is used corporate administration purposes in Causeway Bay, Hong Kong. The lease expires in January 2019. The total monthly rent is approximately $4,500.

We believe that our facilities are adequate for our current purposes.

ITEM 4—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial common stock ownership as of April 26, 2017 (i) of each person known by us to be the beneficial owner of five percent or more of our common stock, (ii) by each of our directors and Named Executive Officers and directors and (iii) by all directors and executive officers as a group.

As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934 as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, including a right to acquire such power(s) during the next 60 days.

Unless otherwise noted, beneficial ownership consists of sole ownership, voting and investment rights. This table is based upon information supplied to us by our Named Executive Officers, directors and principal stockholders and/or contained in reports filed by these persons with the SEC.

Name	Amount of Beneficial Ownership of Common Stock	Percent of Common Stock(1)
Christian Baeza(2)	198,750	*
James K. Bass(3)	177.611	*
Iain Edwards(2)	314,375	1.4
Peter W. Harper(3)	195,000	*
Anthony C. Humpage(2)(4)	3,802,312	16.8
James E. May(2)	530,206	2.3
Cary Sucoff(3)	373,750	1.7
All directors and executive officers as a group	5,822,913	25.7

Other owners of more than 5% of outstanding Common Stock
Day One LLC(5)	2,279,530	10.1
Ingrid Whitney(6)	2,279,799	10.1
Lazarus Investment Partners LLLP(7)	1,352,760	6.0
Lazarus Macro Micro Partners LLP(7)	6,507	6.0

*	Less than 1%
(1)	Based on 22,630,927 shares of Common Stock issued and outstanding as of April 26, 2017.
(2)	Includes restricted common shares that are held in escrow and which vest in three equal annual installments but which may be voted in the interim.
(3)	Includes awards of restricted common shares for independent director services that are held in escrow and which vest in two equal annual installments but which may be voted in the interim.
(4)	Includes shares held by McDowell Sonoran LLC and Pemberton Holdings, LLC which may be deemed to be beneficially owned by Anthony C. Humpage. The address of McDowell Sonoran LLC and Pemberton Holdings LLC is 3225 McLeod Drive, Suite 100, Las Vegas, NV 89121.
(5)	The address of Day One LLC is 4818 Coronado Parkway, Cape Coral, FL 33904.
(6)	The address of Ingrid Whitney is 2228 SW 17th Avenue, Cape Coral, FL 33991.
(7)	See Schedule 13G filed on 2/3/2017. The address of Lazarus 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209.

32

Change in Control

On October 4, 2016, the Board of Directors of TIGE authorized and approved a distribution to its shareholders of 15,999,838 shares of the Company’s Common Stock. As a result of the distribution, TIGE shareholders became direct owners of Legacy common stock. Prior to the distribution, TIGE owned more than 70% of the issued and outstanding shares of Legacy’s common stock. Subsequent to the TIGE distribution, no person has power to direct or cause the direction of the management and polices of Legacy by virtue of ownership of voting securities.

ITEM 5—DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of our current directors and executive officers:

Officers and Directors

Name	Age	Position
James K. Bass	60	Director and Chairman
Peter W. Harper	55	Director
Anthony Humpage	61	Chief Executive Officer and Director
Cary Sucoff	65	Director
James E. May	62	Executive Vice President and General Counsel
Christian Baeza	54	Chief Financial Officer
Ian Edwards	49	Chief Operating Officer
Martin Foster	44	Vice President of International
Martin Ehrhard	39	Vice President of Information Technology
Stacey Perkins	37	Vice President of Global Marketing

James K. Bass

Mr. Bass has served as a Director since November 10, 2014, and as a director of Tigrent Inc. since May 3, 2010. He has served as Chairman of the Board of Directors since July 2015. From September 2005 to June 2009, Mr. Bass served as the Chief Executive Officer and a director of Piper Aircraft, Inc., a general aviation manufacturing company. He served as the Chief Executive Officer and a director of Suntron Corporation, a provider of high mix electronic manufacturing services, from its incorporation in May 2001 until May 2005, and as Chief Executive Officer of EFTC Corporation, a subsidiary of Suntron Corporation, from July 2000 until April 2001. From 1992 to July 2000, Mr. Bass was a Senior Vice President of Sony Corporation. Prior to that, Mr. Bass spent 15 years in various manufacturing management positions at the aerospace group of General Electric Corporation. Since September 2000, Mr. Bass has served on the Board of Directors of TTM Technologies, Inc., a manufacturer of complex printed circuit boards used in sophisticated electronic equipment, where he serves as Chairman of the Compensation Committee. Additionally, since October 2010, Mr. Bass has been a director at Mercury Computer Systems, a provider of open, commercially developed, application-ready, multi-INT subsystems for the Intelligence, Surveillance and Reconnaissance (ISR) market. Mr. Bass holds a B.S.M.E. degree from Ohio State University (1979).

33

Peter W. Harper

Mr. Harper was appointed to the Board and chairman of the Company’s Audit Committee on December 1, 2015. He has more than 30 years of public, private-equity backed and global company experience in the retail, insurance, electronic manufacturing and consumer products industries. He is currently the Chief Financial Officer at DEI Holdings and Sound United, a global manufacturer and distributor of high end home audio products. Prior to joining DEI/Sound United in January of 2017, Mr. Harper was the President and CFO of Twin-Star International from 2013 to 2016, CFO at Scottsdale Insurance from 2005 to 2012 and Suntron Corporation from 2000 to 2005. Prior to that he had senior finance positions at Iomega Corporation and General Electric. Mr. Harper received a BS from San Jose State University in 1983.

Anthony C. Humpage

Mr. Humpage, 61, has served as our Chief Executive Officer and Director since November 10, 2014. Mr. Humpage has been the CEO of our predecessor since September 4, 2012 and has been a member of the Board of Directors of our predecessor since May 23, 2012. Mr. Humpage was previously Chief Financial Officer of the Rich Dad Operating Company, LLC, which licenses its Rich Dad® brand to us. Mr. Humpage was previously Executive Vice President and Chief Financial Officer of Government Liquidation, the leading online auction website for federal government surplus and scrap assets, from 1998 to 2011. Earlier in his career, he worked in the construction materials, manufacturing and professional service industries specializing in early-stage and troubled organizations. A certified public accountant and a British chartered accountant, Mr. Humpage holds a MBA Finance degree from Western International University (1995).

Cary Sucoff

Mr. Sucoff was first elected to the Board on July 16, 2015 and has over 30 years of securities industry experience encompassing supervisory, banking and sales responsibilities. Mr. Sucoff currently owns and operates Equity Source Partners, LLC an advisory and consulting firm. He has participated in the financing of hundreds of public and private companies. Mr. Sucoff currently serves on the following Boards of Directors: Contrafect Corp. (CFRX), root9B Technologies (RTNB), Legacy Education Alliance, Inc. (LEAI), Greenwood Hall, Inc. (ELRN) and First Wave Technologies. In addition, Mr. Sucoff currently serves as a consultant to Sapience Therapeutics. Mr. Sucoff is past President of New England Law/Boston and has been a member of the Board of Trustees for over 25 years. He is the Chairman of the Endowment Committee. Mr. Sucoff received a B.A. from SUNY Binghamton (1974) and a J.D. from New England School of Law (1977) where he was the Managing Editor of the Law Review and graduated Magna Cum Laude. Mr. Sucoff has been a member of the Bar of the State of New York since 1978.

Iain Edwards

Mr. Edwards, 49, has served as our Chief Operating Officer since November 10, 2014. Mr. Edwards has served as the Chief Operating Officer of our predecessor since May 2013. Mr. Edwards joined the Company in 2002 as general manager of our U.K. office, and was promoted to U.K. Managing Director in 2004 and to President of International Operations in 2006. From 1997 until 2002, Mr. Edwards worked for and subsequently owned Jongor Limited, a single London Depot operation. Between 1991 and 1997, Mr. Edwards served time in the British Army in various capacities. Mr. Edwards holds a B.A. in Business Studies from the University of Greenwich, London (1991).

Christian Baeza

Mr. Baeza, 54, joined Legacy Education Alliance in April 2015. Prior to joining the company, Mr. Baeza held various senior finance positions including Director of Financial Reporting and Assistant Corporate Controller at Kraton Performance Polymers, Inc. From 2003 to 2008 he held various finance positions at Spectra Energy Corporation. Mr. Baeza began his career as a member of the accounting and auditing practice at Arthur Andersen LLP from 1995 to 1998. Mr. Baeza earned his B.B.A. degree in accounting from Florida International University.

34

James E. May

Mr. May, 62, has served as our Chief Administrative Officer and General Counsel since November 10, 2014. Mr. May has served as the Chief Administrative Officer of our predecessor since September 2009, and as the General Counsel of our predecessor since May 2009. Mr. May joined the Company in June 2007 as Assistant General Counsel. In his current role he is responsible for the Company’s Legal, Human Resources and Compliance functions. Prior to joining the Company, he held the position of Associate General Counsel with Gateway Computers, where he was, at various times, the chief legal counsel for the Gateway Country Stores retail division and for the Business and Government Sales division, where he managed the Contract Management organization. Prior to that, he was Vice President, Deputy General Counsel with Blockbuster Videos, Inc. in Ft. Lauderdale, Florida and Dallas, Texas where he was the chief legal counsel for domestic store operations, including litigation management. Mr. May has a B.A. degree from American University (1981) and a J.D. degree from Catholic University Law School (1984).

Martin Foster

Mr. Foster, 44, joined the Company in April 2002 as Event Manager of the UK division. During his time with the Company he has held several positions including UK Operations Manager, UK General Manager and most recently Managing Director of the UK and International divisions. Prior to joining the Company Mr. Foster lived and worked in South Africa where he held the position of Sales and Solutions Manager (Africa) for a global internet solutions company. Mr. Foster studied Business through UNISA and IT through both Microsoft and Compaq.

Martin Ehrhard

Mr. Ehrhard, 39, has served as the Vice President of Information Technology since November 2016. Mr. Ehrhard joined the company in October 1998 and is an accomplished IT professional with two decades of security, engineering, and technology management experience. Mr. Ehrhard is an avid student of technology and studied professionally through Microsoft Learning and Oracle Education.

Stacey Perkins

Mrs. Perkins, 37, began serving as Vice President of Global Marketing in 2016. She joined the company in 2004 and has managed various departments in the company including Marketing, Event Planning, Product Development, Corporate Communications, and Shipping and Logistics. She has over a decade of experience in the educational training seminar and services industry. A natural leader, her greatest strengths include communication, brand psychology, brand strategy and creative marketing. Mrs. Perkins studied Business Management at Santa Fe College.

ITEM 6—EXECUTIVE COMPENSATION

Director Compensation

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board of Directors. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill-level required of members of the Board. We also consulted with an independent compensation consultant and this compensation reflects his recommendations.

Our employee directors do not receive any additional compensation for serving on the Board. During 2016, our only employee director was Anthony C. Humpage.

Each non-employee director received a quarterly retainer of $12,500 each of the quarters in fiscal year 2016. Non-employee directors are reimbursed for expenses incurred in attending Board meetings.

James K. Bass received an additional $5,000 per quarter for his services as Chairman of our Board of Directors in 2016 and received an additional $3,750 per quarter for fiscal year 2016 for his services as Chairman of our Compensation Committee.

35

Peter Harper received an additional $3,750 per quarter for his services as Chairman of our Audit Committee in 2016 and received an additional $20,000 in 2016 for his services as Chairman of a special committee which the Company formed to consider a potential merger with Tigrent Inc.

Cary Sucoff received an additional $3,750 per quarter for his services as Chairman of our Nominating and Corporate Governance Committee during 2016.

In addition to receiving quarterly retainers, directors have been generally eligible to receive sign-on and annual equity awards through stock or options. We have adopted an equity incentive plan that was approved by the stockholders at our annual meeting of stockholders on July 16, 2015 for equity based incentives under the Company’s 2015 Equity Plan (the “2015 Incentive Plan”).

Total compensation attributable to each non-employee director during 2016, which excludes reimbursable expenses, was as follows:

Name	Fees earned or paid in cash ($)	Stock awards ($)(1)(2)	Total ($)
James K. Bass	$85,000	$6,300	$91,300
Peter Harper	$85,000	$6,300	$91,300
Cary Sucoff	$65,000	$6,300	$71,300

(1)	Each non-employee director was granted restricted shares of common stock on August 19, 2016 which vest over two years.
(2)	Stock awards are valued based on the closing price per share on the grant date.

On March 17, 2017, and upon the recommendation of the Nominating and Governance Committee, the Board of Directors voted to increase the annual equity component of Director compensation to a number of shares having a Fair Market Value (as defined by the Company’s Incentive Plan approved by stockholders on July 16, 2015) from $15,000 to $20,000. The Nominating and Governance Committee determined that the increase was appropriate after consultation with the Company’s outside compensation consultant and assessment of the National Association of Corporate Directors annual Director Compensation Report. The amount of the cash stipend payable to directors remained unchanged.

Executive Compensation Program

Our executive compensation program is determined and proposed by our Compensation Committee and is approved by our Board of Directors. None of the Named Executive Officers are members of the Compensation Committee or otherwise had any role in determining the compensation of other Named Executive Officers, although the Compensation Committee does consider the recommendations of our Chief Executive Officer in setting compensation levels for our other executive officers.

Executive Employment Agreements

In October 2013, we entered into an employment agreement with Anthony C. Humpage, our Chief Executive Officer, with no specific term. Each party has the right to terminate the agreement within the parameters outlined in the agreement. In exchange for services rendered, Mr. Humpage is entitled to receive a base salary of $375,000 per year, subject to annual increases, and is eligible for an annual incentive bonus based on defined performance targets, of up to 120% of the annual base salary. The Company can terminate the agreement with cause, or upon a change in control, as defined in the agreement and under certain circumstances, Mr. Humpage may be eligible to receive termination benefits.

In addition to the annual incentive bonus, Mr. Humpage is eligible to receive:

Other incentives based on the achievement of goals specified by our Compensation Committee;

Additional discretionary bonuses from time to time as determined by our Compensation Committee; and

Reimbursement for certain specified expenses.

36

Executive Compensation Program Objectives and Overview

The Compensation Committee conducts an annual review of our executive compensation programs to ensure that:

The program is designed to achieve our goals of promoting financial and operational success by attracting, motivating and facilitating the retention of key employees with outstanding talent and ability; and

The program adequately rewards performance which is tied to creating stockholder value.

Our current executive compensation program is based on three components, which are designed to be consistent with our compensation philosophy: (1) base salary; (2) annual incentive bonuses; and (3) grants of stock options and restricted stock.

In structuring executive compensation packages, the Compensation Committee considers how each component promotes retention and/or motivates performance by the executive. Base salaries, perquisites and personal benefits, and severance and other termination benefits are primarily intended to attract and retain highly qualified executives. We believe that in order to attract and retain top executives, we need to provide them with compensation levels that reward their continued productive service. Annual incentive bonuses are primarily intended to motivate our executive officers to achieve specific strategies and operating objectives, although we believe they also help us to attract and retain top executives. Our long-term equity incentives are primarily intended to align executive officers’ long-term interests with stockholders’ long-term interests, although we believe they also play a role in helping us to attract and retain top executives. Annual bonuses and stock option or restricted stock grants are the elements of our executive compensation program designed to reward performance and thus the creation of stockholder value.

We view our current executive compensation program as one in which the individual components combine together to create a total compensation package for each executive officer that we believe achieves our compensation objectives. In determining our current executive compensation program and the amounts of compensation for each component of our program, the Compensation Committee evaluates the current executive compensation data for companies in our industry. The Compensation Committee believes that our current executive compensation program is appropriate based on the evaluation of the compensation paid by companies in our industry for similarly situated employees.

Role of Compensation Committee and Executive Officers in Compensation Decisions

The role of our Compensation Committee is to oversee our compensation programs and retirement plans and policies and review and approve all compensation decisions relating to the Company’s Named Executive Officers, including our Chief Executive Officer. Our Compensation Committee reviews, and in consultation with the entire Board of Directors and our Chief Executive Officer (other than with respect to his own compensation), makes all compensation decisions for the Named Executive Officers. The Compensation Committee reviews and recommends and the independent members of the Board of Directors approves the annual compensation package of our Chief Executive Officer.

Our Compensation Committee intends to meet with our Chief Executive Officer at least annually to review the performance of the other executive officers, receive the recommendations of the Chief Executive Officer on the executive officers compensation and approve their annual compensation packages. This meeting is intended to include a review by the Chief Executive Officer of the performance of each Named Executive Officer who reports directly to our Chief Executive Officer.

37

Setting Executive Compensation

In furtherance of the philosophy and objectives described above, in setting compensation for our executive officers, our Compensation Committee considered data obtained from the consulting firm of Pearl Meyer & Partners, in addition to other factors, to assess competitive pay levels and establish compensation targets for base salary, annual incentives and long-term incentives. The data from the Pearl Meyer & Partners surveys reflects compensation practices of companies in the education industry with annual revenue and free cash flow that are comparable to our own, and includes data for executives with responsibilities cutting across the entire enterprise (“Survey Group”).

Base Salary

We provide our executive officers and other employees with a base salary designed to compensate them for the day-to-day services rendered to us during the fiscal year. Our Compensation Committee reviews each executive officer’s salary and performance annually. Market data from the Survey Group is used to determine base salary ranges for our executive officers based on the position and responsibility. An executive officer’s actual salary relative to this competitive salary range varies based on the level of his or her responsibility, experience, individual performance and internal pay-equity considerations. Specific salary increases take into account these factors and the current market for management talent. Salary increases are considered by the Compensation Committee each year.

Annual Incentive Compensation

We have an Executive Incentive Plan (the “Bonus Plan”) for our executive officers and other participating employees. The Bonus Plan, administered by the Compensation Committee, provides that the Compensation Committee will determine the total amount of performance incentive bonuses to be paid to participants under the Bonus Plan. Bonuses are based upon specific measures of our financial performance and achievement of each participant’s agreed upon annual goals.

Specifically, the Bonus Plan provides for target bonuses as a percent of each participant’s yearly salary.

The target bonuses for our executive officers are as follows:

Chief Executive Officer — 100%

Senior Executive Officers — 50%

Vice Presidents and key employees — 20% to 50, as specified

Junior employees may participate in the plan as designated.

Payouts under the Bonus Plan are subject to the approval of the Compensation Committee following the finalization of our annual financial results and are based upon the following metrics: (i) Total Annual Cash Sales, (ii) Overall Adjusted EBITDA, (iii) increase in Adjusted EBITDA and (iv) achievement of the participant’s individual goals.

Equity Incentive Compensation

The Company’s 2015 Incentive Plan was approved by the stockholders at our annual meeting of stockholders on July 16, 2015. The 2015 Incentive Plan reserves 5,000,000 shares of our Common Stock for stock options, restricted stock, and a variety of other types of equity awards. We believe that long-term incentive compensation programs align the interests of management, employees and the stockholders to create long-term stockholder value. We believe that equity based incentive compensation plans, such as the Incentive Plan, increase our ability to achieve this objective, and, by allowing for several different forms of long-term equity based incentive awards, help us to recruit, reward, motivate and retain talented employees and other service providers. The text of the 2015 Incentive Plan is included in the attachment marked as Appendix B to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 16, 2015.

Deferred Compensation Plans

We do not have a deferred compensation plan.

38

Retirement Benefits

We have a 401(k) employee savings plan for eligible employees that provides for a matching contribution from us, determined each year at our discretion. The Company made no matching contributions in 2016.

Medical, Dental, Life Insurance and Disability Coverage

We provide other benefits such as medical, dental and life insurance, and disability coverage to each Named Executive Officer in benefits plans that are also provided to all eligible U.S. based salaried employees. Eligible employees can purchase additional life, dependent life and accidental death and dismemberment coverage as part of their employee benefits package.

Deductibility of Executive Compensation

Under the Omnibus Budget Reconciliation Act of 1993, provisions were added to the Internal Revenue Code under Section 162(m) that limits the tax deduction for compensation in excess of $1.0 million paid to certain executive officers. However, performance based compensation can be excluded from the limit so long as it meets certain requirements. To qualify as “performance based” under Section 162(m), compensation payments must be determined pursuant to a plan, by a committee of at least two “outside” directors (as defined in the regulations promulgated under the Code) and must be based on achieving objective performance goals. In addition, the material terms of the plan must be disclosed to and approved by stockholders and the outside directors or the Compensation Committee, as applicable, must certify that the performance goals were achieved before payments can be awarded. The Compensation Committee believes that the restricted stock grants previously awarded by the Company qualify as performance based compensation and satisfy the requirements for exemption under the Internal Revenue Code Section 162(m).

For 2016, none of our Named Executive Officers was paid an annual salary in excess of $1.0 million. Restricted stock granted under the terms of long-term incentives are exempt as performance based compensation for purposes of calculating the $1.0 million limit. To maintain flexibility in compensating the Named Executive Officers in a manner designed to promote varying corporate goals, the Compensation Committee reserves the right to recommend and award compensation that is not deductible under Section 162(m).

Executive Compensation Tables

The following table sets forth information regarding compensation earned by, awarded to or paid to our Named Executive Officers during the two fiscal years ended December 31, 2016 and 2015:

Summary Executive Compensation Table

For the Years Ended December 31, 2016 and December 31, 2015

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Compensation ($)(1)	Stock Awards ($)(3)(4)	Total ($)
Anthony C. Humpage	2016	$375,000	$150,000	$78,750	$603,750
Chief Executive Officer and Director	2015	$325,000	$292,500	—	$617,500

Christian A. J. Baeza	2016	$200,000	$33,000	$16,800	$249,800
Chief Financial Officer	2015	$200,000	$56,280	$45,000	$301,280

Iain Edwards(2)	2016	$206,020	$20,602	$16,800	$243,422
Chief Operating Officer	2015	$225,000	$123,750	$112.500	$461,250

James E. May	2016	$260,000	$44,200	$16,800	$321,000
Executive Vice President and General Counsel	2015	$240,000	$78,200	$120,000	$438,200

(1)	Reflects amounts earned during fiscal year 2016 and paid in 2017.
(2)	Salary includes amounts paid to Mr. Edwards’s consulting company for work related to non-U.K. services.

(3)	The Company’s 2015 Equity Plan (the “2015 Incentive Plan”) was approved by the stockholders at our annual meeting of stockholders on July 16, 2015. The 2015 Incentive Plan reserves 5,000,000 shares of our Common Stock for stock options, restricted stock, and a variety of other types of equity awards. The text of the 2015 Incentive Plan is included in the attachment marked as Appendix B to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 16, 2015. The financial activity pertaining to our employees and directors under the 2015 Incentive Plan is reflected in our consolidated financial statements presented herein. During the year ended December 31, 2016 pursuant to the 2015 Incentive Plan we awarded 695,000 shares of restricted stock to our employees, which are held in escrow and which vest in three equal annual installments but which may be voted in the interim.
(4)	Stock awards are valued based on the closing price per share on the grant date.

39

Outstanding Equity Awards Table

For the Year Ended 12/31/2016

Name and Principal Position	Number of Unvested Shares	Market Value of Unvested Shares ($)
Anthony C. Humpage Chief Executive Officer and Director	375,000	157,500

Christian A. J. Baeza Chief Financial Officer	142,500	59,850

Iain Edwards(2) Chief Operating Officer	236,250	99,225

James E. May Executive Vice President and General Counsel	246,667	103,600

As of December 31, 2016, there were no outstanding option awards for any of our Named Executive Officers.

Potential Payments Upon Termination or Change in Control

The employment agreement with our Chief Executive Officer provides for payments upon termination without “cause”, as defined in the agreement, of six months base salary plus a prorated termination bonus. Upon termination of the CEO’s employment without Cause within 18 months following a Change in Control (as such terms are defined in the agreement,) the CEO shall receive amounts earned by him but not yet paid as of the termination date, one year of base salary, and a pro-rated portion of the CEO’s annual incentive bonus and is eligible to receive certain basic employee benefits for twelve additional months after termination.

Our U.S. based Named Executive Officers have also signed our standard confidentiality and non-competition agreement that applies for certain time periods following the employee’s termination of employment for any reason. The non-competition time period after termination of employment is generally one to two years.

40

ITEM 7—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Persons.

There were no transactions during 2016 between the Company and its executive officers, directors, nominees, principal stockholders and other related parties involving amounts in excess of $120,000.

Related Person Transactions Policy.

Our Board has adopted a written policy for the review and the approval or ratification of any related person transaction. Under the policy, a “related person” is any (1) director, nominee for director or executive officer of the Company and any Immediate Family Member of such person, and (2) any holder of 5% or more of any class of outstanding equity securities of the Company and any Immediate Family Member such person. The policy defines an “Interested Transaction” is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved will or may reasonably be expected to exceed $120,000 in any calendar year, (2) the Company or its subsidiaries or affiliates is a participant, and (3) any Related Person has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). The policy requires the Audit Committee will review the material facts of all Interested Transactions that require the Committee’s approval and either approve or disapprove of the entry into the Interested Transaction, subject to certain exceptions described in the Policy.

Director Independence

The Board of Directors has determined that each of our directors, except our Chief Executive Officer, Anthony C. Humpage, qualifies as an “independent director.” Currently, our independent directors are James K. Bass, Peter W. Harper and Cary Sucoff. Because our Common Stock is not currently listed on a national securities exchange, we have used the definition of independence of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an independent director is a person other than an officer or employee of the Company or any other individual having a relationship with the Company that, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be independent if:

●	The director is, or at any time during the past three years was, an employee of the Company;

●	The director or a family member of the director accepted any compensation from the Company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

●	A family member of the director is, or at any time during the past three years was, an executive officer of the Company;

●	The director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

●	The director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the Company served on the compensation committee of such other entity; or

●	The director or a family member of the director is a current partner of the Company’s outside auditor, or at any time during the past three years was a partner or employee of the Company’s outside auditor, and who worked on the Company’s audit.

41

ITEM 8—LEGAL PROCEEDINGS

The Company is subject to the legal proceedings and claims discussed below.

Litigation. Tigrent Group Inc., Rich Dad Education, LLC, and Tigrent Enterprises Inc. v. Cynergy Holding, LLC, Bank of America, N.A., BA Merchant Services, LLC, BMO Harris Bank, N.A. and Moneris Solutions Corporation, was originally filed in the U.S. District Court for the Eastern District of New York (No. 13 Civ. 03708) on June 28, 2013, but, due to a challenge to federal jurisdiction, was subsequently recommenced in the Supreme Court of New York, County of Queens (No. 703951/2013), on September 19, 2013. In the lawsuit, we are seeking, among other things, recovery of the $8.3 million in reserve funds withheld from us in connection with credit card processing agreements executed with the Defendant credit card processing entities as well as with Process America (“PA”), a so-called “Independent Sales Organization” that places merchants with credit card processors. The Amended Complaint alleges that the Defendants breached their contractual obligations to us under our credit card processing agreements by improperly processing and transferring our reserve funds to PA. We allege that Bank of America and BA Merchant Services are liable for a portion of our total damages arising from these breach of contract claims (approximately $4.7 million), while Cynergy, Harris Bank, and Moneris are liable for the total damages of approximately $8.3 million. We also allege that Cynergy, Harris Bank and Moneris committed common law fraud and negligent misrepresentation by failing to disclose to us the unauthorized processing and transfers to PA notwithstanding their knowledge of the mishandling of funds and of the fact that PA had failed to maintain the reserve funds as required under the agreements. Pursuant to both of these claims, we allege that we are entitled to recover the full amount of our damages, as well as, with respect to the fraud claim and punitive damages. Discovery in the proceeding is complete. On June 3, 2016, the Court denied motions for summary judgment filed by the Defendants on our causes of action. The Defendants filed appeals of the denial of their summary judgment motions with the Appellate Division, Second Division of the New York Supreme Court. Briefs have been filed by the parties and we await the setting of oral argument.

Tigrent Group Inc. v. Process America, Inc., Case No 1:12-cv-01314-RLM, filed March 16, 2012 in the U.S. District Court for the Eastern District of New York. In this case we sought the return of the $8.3 million credit card merchant reserve account deposit held by Process America, a so-called “Independent Sales Organization” that places merchants with credit card processors. On November 12, 2012, PA filed for bankruptcy protection in the U.S. Bankruptcy Court for the Central District of California (“Bankruptcy Court.”) On December 3, 2012, the Bankruptcy Court obtained jurisdiction of our dispute with PA. On June 21, 2013, the Tigrent Group filed its proof of claim with Bankruptcy Court in the amount of $8.3 million, which claim has not been ruled on by the Court.

On September 28, 2016, our affiliates TIGE and Legacy Education Alliance Holdings, Inc. (“Holdings”) entered into a Settlement Agreement and General Release (“Settlement Agreement”) with Drevid, LLC; Michael Schlosser; Rebecca Schlosser; Peter Guitierrez; Ana Guitierez; Ignacio Guigou; and GGE, LLC (collectively the “Drevid Parties”) that resolved two lawsuits that arose out of the our investment in certain real property in Lee County, Florida known as Tranquility Bay, viz., Tranquility Bay of Southwest Florida, LLC v. Gulf Gateway Enterprises, et al., Case No. 11-CA-000342 filed January 28, 2011 in the 20th Judicial Circuit, Lee County, FL Civil Division and Tranquility Bay of Southwest Florida, LLC v. Michael A. Schlosser et al., Case No. 14-CA-003160, filed October 30, 2014 in the Circuit Court of the 20th Judicial Circuit for Lee County, Florida (collectively, the “Tranquility Bay Litigation”). Under the terms of the Settlement Agreement, Holdings conveyed to Drevid, LLC Holdings’ membership interest in Tranquility Bay of Southwest Florida, LLC, a Florida limited liability company with no on-going business activity (“TBSWFL”), without warranty or recourse regarding the assets and liabilities of TBSWFL in exchange for a settlement and release by the Drevid Parties of all claims against TIGE, Holdings, and other related entities and persons, including, but not limited to, claims brought by the Drevid Parties in the Tranquility Bay Litigation. In addition, under the terms of the Settlement Agreement, we received the sum of $45,634 in settlement of an unsatisfied judgment obtained by us in the 2011 case, above, the Drevid Parties are obligated to indemnify us against any claims that might be brought against us by the party to which we transferred Tranquility Bay real property in 2010 up to maximum amount of $450,000, and we are entitled to receive $300,000 from the proceeds of the sale of the Tranquility Bay real property if the Drevid Parties are successful in obtaining control of such property in separate litigation to which we are not a party.

42

Aloia and Roland , LLP v. Anthony Scott Dunlap, Dunlap Enterprises, LLC, Tranquility Bay of Pine Island, LLC and Tranquility Bay of Southwest Florida, LLC, in the 20th Judicial Circuit for Lee County Florida to (i) enforce the terms of a promissory note in the principal amount of $0.1 million allegedly issued by our affiliate, TBSWF, in payment of attorneys fees allegedly owed by TBSWF to the plaintiff, plus interest and late fees through the date of filing in the combined amount of $0.4 million and (ii) to foreclose on a mortgage placed by Aloia and Roland, LLP on the real property that was owned by TBSWF and transferred in 2010. As a result of the Settlement Agreement entered into with Drevid Parties as referenced in the preceding paragraph, we no longer have an interest in the entity that is a party to this lawsuit.

Watson v. Whitney Education Group, Inc. Russ Whitney, United Mortgage Corporation, Gulfstream Realty and Development, Inc. Douglas Realty, Inc. and Paradise Title Services, Inc., first filed September 21, 2007 in the in 20th Judicial Circuit, Lee County, FL, Case No. 07-CA-011207; Huron River Area Credit Union v. Jeffrey Watson/ Watson v. Whitney Education Group, Inc. and Russell Whitney, Case No. 2008-CA-5870-NC; and Huron River Area Credit Union v. Jeffrey Watson/ Watson v. Whitney Education Group, Inc. and Russell Whitney, Case No. 2008-CA-5877-NC, both filed June 6, 2008 in the 12th Judicial Circuit, Sarasota County, FL Civil Division. In these related cases, Jeffrey Watson (“Watson”) alleged against a subsidiary of the Company causes of action based upon losses Watson alleges he incurred as the result of his purchase of real property from Gulfstream Realty and Development, an entity affiliated with Mr. Whitney, and with whom we had a student referral agreement. On February 6, 2017, we entered into a Settlement Agreement and General Release whereby all claims against the Company and Mr. Whitney were fully and finally settled and released, and all three cases dismissed with prejudice without any admission of wrongdoing in exchange for the payment of $30,000 by the Company to the Plaintiff.

We are involved from time to time in routine legal matters incidental to our business, including disputes with students and requests from state regulatory agencies. Based upon available information, we believe that the resolution of such matters will not have a material adverse effect on our consolidated financial position or results of operations.

43

ITEM 9—MARKET PRICE OF AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock has been quoted on the OTCQB electronic quotation system under the symbol “LEAI”. The following table sets forth the high and low bid prices of our Common Stock for the periods indicated. These quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions, and may not represent actual transactions.

	High	Low
Year ended December 31, 2016
Fourth Quarter	$0.5	$0.2
Third Quarter	$0.5	$0.1
Second Quarter	$0.4	$0.2
First Quarter	$0.4	$0.1
Year ended December 31, 2015
Fourth Quarter	$0.6	$0.1
Third Quarter	$0.5	$0.2
Second Quarter	$1.4	$0.4
First Quarter	$0.9	$0.6

Holders

As of May 3, 2017, there were approximately 284 stockholders of record for our Common Stock. The number of stockholders does not include beneficial owners holding shares through nominee names.

Dividends

We have not declared any cash dividends since inception and do not anticipate paying any dividends in the near future. The payment of dividends is within the discretion of the Board of Directors and will depend on our earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit our ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

Warrants and Options

NA

Equity Compensation Plan Information

The following table summarizes the equity compensation plans under which our equity securities could be issued as of December 31, 2016:

	(a)	(b)	(c)
	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders	0	N/A	3,329,514
Equity compensation plans not approved by shareholders	N/A	N/A	NA
Totals	0	0	3,329,514

44

ITEM 10—RECENT SALES OF UNREGISTERED SECURITIES

We closed a private offering of 959,924 units (“Units”) at a gross price per Unit of $0.55, in June 2015. Each Unit included one share of Common Stock, par value $0.0001 per share (“Common Stock”), and a three-year warrant (a “Warrant”) to purchase one share of Common Stock at an initial exercise price per share equal to $0.75, subject to adjustment for certain corporate transactions such as a merger, stock-split or stock dividend and, if the Company does not continue to be a reporting company under the Securities Exchange Act of 1934 during the two-year period after closing, the exercise price will be reduced to $0.01 per share. Each Unit includes limited registration rights for the investors for the shares of Common Stock and the shares of Common Stock that would be issued upon the exercise of a Warrant (“Underlying Shares”) when and if we register our shares of Common Stock in a different offering, subject to certain excluded registered offerings.

We paid placement agent cash fees of 13% or $68,785 of the aggregate proceeds that was received and will pay 5% of all amounts received upon the exercise of the Warrants. We also issued to the placement agent warrants to purchase shares of Common Stock equal to 10% of the total shares sold in the offering, or 95,992 shares, at an initial exercise price of $0.75 per share. The value of the warrants was $14,866. We had previously received $459,173 in net cash proceeds related to this private offering, which was recorded in restricted cash and other accrued expenses on our Condensed Consolidated Balance Sheets in the first quarter of 2015. The $459,173 in net cash proceeds is now recorded in Cash and cash equivalents and the placement agent fees and the fair value of the warrants were offset against the proceeds in Additional paid-in capital on our Consolidated Balance Sheets. In connection with this private offering, our placement agent agreement with the placement agent was terminated.

We described this sale of Units in Part II. Other Information, Item 2 in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 that was filed with the Securities and Exchange Commission.

The offering of the Units was made in a transaction that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof and the provisions of Regulation D that is promulgated under the Securities Act.

ITEM 11 – DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The following description summarizes certain important terms of our capital stock. Because this description is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our Amended and Restated Articles of Incorporation and our Bylaws, forms of which are included as exhibits to this Registration Statement, and to the applicable provisions of Nevada law, the state in which we are incorporated.

General

Our authorized capital stock consists of:

●	200,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”); and

●	20,000,000 shares of preferred stock, par value $0.0001 par value per share.

As of June 27, 2017, there were zero shares of preferred stock and 23,030,929 shares of Common Stock outstanding. Our Board of Directors is authorized to issue additional shares of our capital stock without shareholder approval.

45

Dividends

Subject to preferences that may be applicable to any outstanding shares of our preferred stock, holders of shares of our Common Stock are entitled to receive ratably such dividends, if any, as our Board of Directors may declare on the Common Stock out of funds legally available for that purpose.

Voting Rights

Holders of shares of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. A majority of the votes cast at a meeting of the shareholders at which a quorum is present is required for any action by the shareholders, including the election of directors, except as may otherwise be required by law. Holders of shares of our Common Stock do not have cumulative voting rights in the election of directors.

Liquidation

Upon our liquidation, dissolution or winding up, holders of shares of our Common Stock would be entitled to share ratably in all assets remaining after the payment of all debts and other liabilities and the liquidation preferences of any outstanding shares of our preferred stock.

Future Issuance of Stock

Preferred Stock

There are no shares of preferred stock issued or outstanding. Our Board of Directors may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in one or more series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our Common Stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of shares of our Common Stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Our Board of Directors may, without shareholder approval, issue shares of preferred stock with voting and conversion rights that could adversely affect the holders of shares of our Common Stock.

On February 16, 2017, the Company adopted a Rights Agreement, pursuant to which a dividend was declared of one preferred stock purchase right (a “Right”) for each share of Common Stock, of the Company outstanding at the close of business on March 2, 2017. The Rights are designed to ensure that the Board of Directors has sufficient time to consider any proposal from a third party that might result in a change in control of the Company, make sure that all stockholders receive fair and equal treatment in the event of any such a proposal, and encourage any potential acquiror to negotiate with the Board of Directors. In addition, the Plan will guard against partial tender offers, open market accumulations and other coercive tactics aimed at gaining control of the Company without paying all stockholders a full control premium for their shares. The Plan was not adopted in response to any specific takeover offer. The Rights will cause substantial dilution to a person or group that acquires 20% or more of the Common Stock on terms not approved by the Company’s Board of Directors (a “Triggering Event”).

The Rights are not exercisable until a Triggering Event occurs. If the Rights become exercisable then each registered holder shall be permitted to purchase from the Company one one-thousandth (1/1,000) of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share (the “Series A Preferred”), of the Company at a price of $2.50 per one one-thousandth (1/1,000) of a share of Series A Preferred (the “Purchase Price”). Upon exercise of the purchase of the Series A Preferred, each holder of a Right will thereafter have the right to receive in lieu of the Series A Preferred that number of shares of Common Stock having a market value of two times the then current Purchase Price of one Right. The Series A Preferred has certain rights, powers and preferences as set forth in the Certificate of Designation of Series A Junior Participating Preferred Stock, including dividend, liquidation and voting rights.

46

The Rights will expire on February 15, 2019, subject to the Company’s right to extend such date, unless earlier redeemed or exchanged by the Company or terminated. The Rights will at no time have any voting rights. The Rights may be redeemed in whole, but not in part, at a price of $0.001 per Right by the Board of Directors at any time prior to a Triggering Event. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder. Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holders of the Rights. The foregoing summary of the Rights Agreement is qualified in its entirety by the terms set forth in the Rights Agreement.

Common Stock

The authorized but unissued shares of our Common Stock are available for future issuance without shareholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and as incentive compensation. The existence of authorized but unissued shares of our Common Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent

Our transfer agent is V Stock Transfer, and can be reached at the following address: 18 Lafayette Place, Woodmere, New York 11598.

ITEM 12 – INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.138 of the Nevada Revised Statutes(“NRS”), provides that a director or officer will not be individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law.

Section 78.7502 of NRS permits a company to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action, suit or proceeding if the officer or director (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful.

Section 78.751 of NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of final disposition thereof, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company. Section 78.751 of NRS further permits the company to grant its directors and officers additional rights of indemnification under its articles of incorporation or bylaws or otherwise.

Section 78.752 of NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our Bylaws provide that our officers and directors shall be indemnified by us to the fullest extent legally permissible under Nevada law. Our Bylaws also require that the expenses of an officer or director incurred in defending a civil or criminal action, suit or proceeding must be paid by us as they are incurred and in advance of the final disposition of the action, suit proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and persons controlling us, we have been advised that it is the Securities and Exchange Commission’s opinion that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

47

ITEM 13 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Legacy Education Alliance, Inc.

Item 1 of our Quarterly Report on Form 10-Q for the quarterly period ending on March 31, 2017, attached hereto as Exhibit 99.1, is incorporated herein by reference.

48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Legacy Education Alliance, Inc.

Cape Coral, FL

We have audited the accompanying consolidated balance sheets of Legacy Education Alliance, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2016 and 2015 and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Education Alliance, Inc. and its subsidiaries as of December 31, 2016 and 2015 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MaloneBailey, LLP

www.malone-bailey.com

Houston, Texas

March 31, 2017

LEGACY EDUCATION ALLIANCE, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share data)

	December 31,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$1,711	$4,881
Restricted cash	3,148	2,946
Deferred course expenses	9,067	9,211
Prepaid expenses and other current assets	3,458	2,169
Inventory	348	492
Total current assets	17,732	19,699
Property and equipment, net	1,130	1,226
Deferred tax asset, net	1,295	—
Other assets	207	200
Total assets	$20,364	$21,125
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$3,344	$2,451
Royalties payable	175	163
Accrued course expenses	1,082	1,226
Accrued salaries, wages and benefits	840	1,258
Other accrued expenses	2,052	2,372
Long-term debt, current portion	11	10
Deferred revenue, current portion	54,389	60,698
Total current liabilities	61,893	68,178
Long-term debt, net of current portion	31	42
Deferred revenue, net of current portion	235	71
Other liabilities	379	45
Total liabilities	62,538	68,336
Commitments and contingencies (Note 15)
Stockholders’ deficit:
Preferred stock, $0.0001 par value, 20,000,000 shares authorized, none issued	—	—
Common stock, $0.0001 par value, 200,000,000 shares authorized, 22,630,927 and 21,845,927 shares issued and outstanding at December 31, 2016 and December 31, 2015, respectively	2	2
Additional paid-in capital	11,073	10,905
Cumulative foreign currency translation adjustment	2,668	1,680
Accumulated deficit	(55,917)	(59,798)
Total stockholders’ deficit	(42,174)	(47,211)
Total liabilities and stockholders’ deficit	$20,364	$21,125

LEGACY EDUCATION ALLIANCE, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income (Loss)

(In thousands, except per share data)

	Years Ended December 31,
	2016	2015
Revenue	$89,196	$87,161
Operating costs and expenses:
Direct course expenses	47,843	48,201
Advertising and sales expenses	19,484	20,293
Royalty expenses	4,341	5,446
General and administrative expenses	15,055	16,317
Total operating costs and expenses	86,723	90,257
Income (loss) from operations	2,473	(3,096)
Other income (expense):
Interest income (expense), net	(5)	(7)
Other income, net	472	392
Total other income	467	385
Income (loss) before income taxes	2,940	(2,711)
Income tax benefit/(expense)	941	(15)
Net income (loss)	$3,881	$(2,726)

Basic earnings (loss) per common share	$0.18	$(0.13)
Diluted earnings (loss) per common share	$0.17	$(0.13)

Basic weighted average common shares outstanding	21,092	20,910
Diluted weighted average common shares outstanding	22,133	20,910

Comprehensive income (loss):
Net income (loss)	$3,881	$(2,726)
Foreign currency translation adjustments, net of tax of $0	988	1,310
Total comprehensive income (loss)	$4,869	$(1,416)

LEGACY EDUCATION ALLIANCE, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Deficit

(In thousands)

	Common stock		Additional paid-in	Cumulative foreign currency translation	Accumulated	Total stockholders’
	Shares	Amount	capital	adjustment	deficit	deficit
Balance at December 31, 2014	20,001	2	10,547	370	(57,072)	(46,153)
Issuance of common stock for cash	960	—	459	—	—	459
Issuance of common stock for services	885	—	63	—	—	63
Derivative liability	—	—	(164)	—	—	(164)
Foreign currency translation adjustment	—	—	—	1,310	—	1,310
Net loss	—	—	—	—	(2,726)	(2,726)
Balance at December 31, 2015	21,846	2	10,905	1,680	(59,798)	(47,211)
Issuance of common stock for services	785	—	—	—	—	—
Share-based compensation expense	—	—	168	—	—	168
Foreign currency translation adjustment, net of tax of $0	—	—	—	988	—	988
Net Income	—	—	—	—	3,881	3,881
Balance at December 31, 2016	22,631	$2	$11,073	$2,668	$(55,917)	$(42,174)

LEGACY EDUCATION ALLIANCE, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$3,881	$(2,726)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	146	185
Gain on change in fair value of derivatives	82	(136)
Share-based compensation	168	63
Deferred income taxes	(1,297)	(18)
Changes in operating assets and liabilities:
Restricted cash	(319)	(1,145)
Deferred course expenses	(407)	(720)
Prepaid expenses and other receivable	(1,389)	201
Inventory	118	(341)
Other assets	(4)	(11)
Accounts payable-trade	1,137	(73)
Royalties payable	12	59
Accrued course expenses	(67)	212
Accrued salaries, wages and benefits	(396)	701
Other accrued expenses	(1,617)	324
Deferred revenue	(1,945)	6,205
Other liabilities	334	—
Net cash provided by (use d in) operating activities	(1,563)	2,780
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(55)	(81)
Net cash used in investing activities	(55)	(81)
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on debt	(10)	(9)
Proceeds from private offering of securities	—	459
Net cash provided by (used in) financing activities	(10)	450
Effect of exchange rate differences on cash	(1,542)	(1,200)
Net increase (decrease) in cash and cash equivalents	(3,170)	1,949
Cash and cash equivalents, beginning of period	$4,881	$2,932
Cash and cash equivalents, end of period	$1,711	$4,881

Supplemental disclosures:
Cash paid during the period for interest	$8	$8
Cash paid during the period for income taxes, net of refunds received	$12	$15

Supplemental disclosure of non-cash activity:
Derivative liability from issuance of warrants	$—	$164

LEGACY EDUCATION ALLIANCE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1—Business Description and Basis of Presentation

Business Description. We are a provider of practical, high-quality, and value-based educational training on the topics of personal finance, entrepreneurship, real estate, and financial markets investing strategies and techniques. Our programs are offered through a variety of formats and channels, including free-preview workshops, basic training classes, symposiums, telephone mentoring, one-on-one mentoring, coaching and e-learning primarily under the Rich Dad® Education brand (“Rich Dad”) which was created in 2006 under license from entities affiliated with Robert Kiyosaki, whose teachings and philosophies are detailed in the book titled, Rich Dad Poor Dad. In addition to Rich Dad, we market our products and services under a variety of brands, including Martin Roberts, The Independent Woman, Women in Wealth, Brick Buy Brick and Elite Business Star. Our products and services are offered in the United States, Canada, the United Kingdom and Other Foreign Markets.

Our students pay for their courses in full up-front or through payment agreements with independent third parties. Under United States of America generally accepted accounting principles (“U.S. GAAP”), we recognize revenue when our students take their courses or the term for taking their course expires, which could be several quarters after the student purchases a program and pays the fee. Over time, we have taken steps to shorten many of our course contracts from two-year contracts to one-year contracts, which is expected to accelerate revenue recognition as services are delivered faster and/or contract terms expire sooner. We also continue to expand our innovative symposium-style course delivery model into other markets. Our symposiums combine multiple advanced training courses in one location, allowing us to achieve certain economies of scale that reduce costs and improve margins while also accelerating U.S. GAAP revenue recognition, while at the same time, enhancing our student's experience, particularly, for example, through the opportunity to network with other students.

We also provide a richer experience for our students through one-on-one mentoring (two to four days in length, on site or remotely) and telephone mentoring (10 to 16 weekly one-on-one or one-on-many telephone sessions). Mentoring involves a subject matter expert interacting with the student remotely or in person and guiding the student, for example, through his or her first real estate transaction, providing a real hands-on experience.

We manage our business in four segments based on geographic location. These segments include our historical core markets of the United States, Canada, and the United Kingdom, with the fourth segment including all Other Foreign Markets. We continue to expand internationally. Starting in 2014, we expanded our footprint to include Africa, Europe, and Asia, holding events in 21 countries. As we established traction in these markets, we opened offices in South Africa and Hong Kong during the first six months of 2015. Overall, we added an additional five new countries to our footprint in 2015 for a total global reach of 26 countries. In 2016 we held more events in several of these countries than in the prior years. We intend to continue to focus on diversifying our sales internationally.

Merger. On November 10, 2014, we entered into an Agreement and Plan of Merger dated as of such date the (“Merger Agreement”) by and among (i) PRCD, a Nevada corporation, (ii) Priced In Corp. Subsidiary, a Colorado corporation and a wholly-owned subsidiary of PRCD (“PRCD Sub”), (iii) Tigrent Inc., a Colorado corporation (“TIGE”), and (iv) Legacy Education Alliance Holdings, Inc., a Colorado corporation and a wholly-owned subsidiary of TIGE (“Legacy Holdings”). On November 10, 2014, pursuant to the Merger Agreement, PRCD Sub merged with and into Legacy Holdings (the “Merger”), with Legacy Holdings surviving the Merger and becoming our wholly owned subsidiary and we acquired the business of Legacy Holdings.

Basis of Presentation. The terms “Legacy Education Alliance, Inc.,” the “Company,” “we,” “our,” “us” or "Legacy" as used in this report refer collectively to Legacy Education Alliance, Inc., a Nevada corporation (“Legacy”), the registrant, which was formerly known as Priced In Corp, and, unless the context otherwise requires, together with its wholly-owned subsidiary, Legacy Education Alliance Holdings, Inc., a Colorado corporation, other operating subsidiaries and any predecessor of Legacy Education Alliance Holdings, including Tigrent Inc., a Colorado corporation. All intercompany balances and transactions have been eliminated in consolidation.

Note 2—Significant Accounting Policies

Use of estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents. We consider all highly liquid instruments with an original maturity of three months or less to be cash or cash equivalents. We continually monitor and evaluate our investment positions and the creditworthiness of the financial institutions with which we invest and maintain deposit accounts. When appropriate, we utilize Certificate of Deposit Account Registry Service (CDARS) to reduce banking risk for a portion of our cash in the United States. A CDAR consists of numerous individual investments, all below the FDIC limits, thus fully insuring that portion of our cash. At December 31, 2016 and 2015, we did not have a CDAR balance.

Restricted cash. Restricted cash balances consist primarily of funds on deposit with credit card and other payment processors and cash collateral with our purchasing card provider. These balances do not have the benefit of federal deposit insurance and are subject to the financial risk of the parties holding these funds. Restricted cash balances held by credit card processors are unavailable to us unless, and for a period of time after, we discontinue the use of their services. The hold back percentages are generally five percent of the monthly credit card charges that are held for six months. The cash collateral held by our charge card provider is unavailable unless we discontinue the usage of the purchasing card. Because a portion of these funds can be accessed and converted to unrestricted cash in less than one year in certain circumstances, that portion is considered a current asset.

Financial Instruments. Financial instruments consist primarily of cash and cash equivalents, notes receivable, accounts payable, deferred course expenses, accrued expenses, deferred revenue, and debt. GAAP requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the balance sheets. Our only financial liabilities measured and recorded at fair value on our consolidated balance sheets on a recurring basis are the derivative financial instruments. Management believes the carrying value of the other financial instruments recognized on the consolidated balance sheets (including receivables, payables and accrued liabilities) approximate their fair value.

Inventory. Inventory consists primarily of books, videos and training materials held for sale to students enrolled in our training programs. Inventory is stated at the lower of cost or market using the first-in, first-out method.

Deposits with credit card processors. The deposits with our credit card processors are held due to arrangements under which our credit card processors withhold credit card funds to cover charge backs in the event we are unable to honor our commitments. The deposits are six months or less rolling reserves.

Property, equipment and Impairment of long lived assets. Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as presented in the following table:

Buildings	40 years
Furniture fixtures and equipment	3-7 years
Purchased software	3 years

Leasehold improvements are amortized over the shorter of the estimated useful asset life or the remaining term of the applicable lease.

In accordance with GAAP, we evaluate the carrying amount of our long-lived assets such as property and equipment, and finite-lived intangible assets subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by the comparison of its carrying amount with the future net cash flows the asset is expected to generate. We look primarily to the undiscounted future cash flows in the assessment of whether or not long-lived assets have been impaired. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Revenue recognition. We recognize revenue in accordance with FASB ASC 605, Revenue Recognition (“ASC 605”). We recognize revenue when: (i) persuasive evidence of an arrangement exists, (ii) delivery of product has occurred or services have been rendered, (iii) the price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. For product sales, these conditions are generally met upon shipment of the product to the student or completion of the sale transaction. For training and service sales, these conditions are generally met upon presentation of the training seminar or delivery of the service.

Some of our training and consulting contracts contain multiple deliverable elements that include training along with other products and services. In accordance with ASC 605-25, Revenue Recognition – Multiple-Element Arrangements, sales arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the sales contract meet the following criteria: (i) the delivered training or product has value to the client on a standalone basis, (ii) there is objective and reliable evidence of the contract price of undelivered items and (iii) delivery of any undelivered item is probable. The contract price of each element is generally determined by prices charged when sold separately. In certain arrangements, we offer these products bundled together at a discount. The discount is allocated on a pro-rata basis to each element based on the relative contract price of each element when contract price support exists for each element in the arrangements. The overall contract consideration is allocated among the separate units of accounting based upon their contract prices, with the amount allocated to the delivered item being limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. Contract price of the undelivered items is based upon the normal pricing practice for our existing training programs, consulting services, and other products, which are generally the prices of the items when sold separately.

Each transaction is separated into its specific elements and revenue for each element is recognized according to the following policies:

Product	Recognition Policy
Seminars	Deferred upon payment and recognized when the seminar is attended or delivered on-line
Online courses	Deferred upon sale and recognized over the delivery period
Coaching and mentoring sessions	Deferred and recognized as service is provided
Data subscriptions and renewals	Deferred and recognized on a straight-line basis over the subscription period

In the normal course of business, we recognize revenue based on the customers’ attendance of the course, mentoring training, coaching session or delivery of the software, data or course materials on-line.

After a customer contract expires we record breakage revenue less a reserve for cases where we allow a customer to attend after expiration.  We recognized revenue at the conclusion of the contract period of approximately $14.5 million and $20.2 million in the years ended December 31, 2016 and 2015, respectively.  Our reserve for course attendance after expiration was $1.3 million at December 31, 2016 and 2015.

We provide a satisfaction guarantee to our customers. Very few customers exercise this guarantee.

Deferred revenue occurs from courses, online courses, mentorships, coaching sessions and website subscriptions and renewals in which payment is received before the service has been performed or if a customer contract expires. Deferred revenue is recognized into revenue as courses are attended in-person or on-line or coaching and mentor sessions are provided. While many of our course package contracts are two years, we consider the fulfillment of them as a current liability because a customer could complete a two-year package in one year. We do have a few products that are scheduled to last beyond one year and are accounted for as long-term deferred revenue.

Revenue amounts in our consolidated financial statements are shown net of any sales tax.

Deferred course expenses. We defer licensing fees and commissions and fees paid to our speakers and telemarketers until such time as the revenue is earned. Our speakers, who are all independent contractors, earn commissions on the cash receipts received at our training events and are paid approximately 45 days after the training event. The deferred course expenses are expensed as the corresponding deferred revenue is recognized. We also capitalize the commissions and fees paid to our speakers and expense them as the corresponding deferred revenue is recognized.

Advertising expenses. We expense advertising as incurred. Advertising paid in advance is recorded as a prepaid expense until such time as the advertisement is published. We incurred approximately $16.4 million and $16.5 million in advertising expense for the years ended December 31, 2016 and 2015, respectively, which is included in advertising and sales expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). Included in prepaid expenses and other current assets was approximately $0.2 million of prepaid media costs as of December 31, 2015. There were no media costs prepaid and included in prepaid expenses and other current assets as of December 31, 2016.

Income taxes. We account for income taxes in conformity with the requirements of ASC 740, Income Taxes (“ASC 740”). Per ASC 740, the provision for income taxes is calculated using the asset and liability approach of accounting for income taxes. We recognize deferred tax assets and liabilities, at enacted income tax rates, based on the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. We include any effects of changes in income tax rates or tax laws in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of a deferred tax asset will not be realized in the future, we provide a corresponding valuation allowance against the deferred tax asset.

  ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, a company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position and must assume that the tax position will be examined by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, disclosures and transition.

Foreign currency translation. We account for foreign currency translation in accordance with ASC 830, Foreign Currency Translation. The functional currencies of the Company’s foreign operations are the reported local currencies. Translation adjustments result from translating our foreign subsidiaries’ financial statements into United States dollars. The balance sheet accounts of our foreign subsidiaries are translated into United States dollars using the exchange rate in effect at the balance sheet date. Revenue and expenses are translated using average exchange rates for each month during the fiscal year. The resulting translation gains or losses are recorded as a component of accumulated other comprehensive income (loss) in stockholders’ deficit. Business is generally transacted in a single currency not requiring meaningful currency transaction costs. We do not practice hedging as the risks do not warrant the costs.

Share-based compensation. We account for share-based awards under the provisions of ASC 718, “Compensation—Stock Compensation.” Accordingly, share-based compensation cost is measured at the grant date based on the fair value of the award and we expense these costs using the straight-line method over the requisite service period. Share-based compensation expense was $0.2 million and $0.1 million for the years ended December 31, 2016 and 2015, respectively. See Note 6 - Share-Based Compensation, for additional disclosures regarding our share-based compensation.

Comprehensive income (loss). Comprehensive income (loss) includes changes to equity accounts that were not the result of transactions with stockholders. Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss) items. Our comprehensive income (loss) generally consists of changes in the cumulative foreign currency translation adjustment.

Recent Accounting Pronouncements. We have implemented all new accounting pronouncements that are in effect and that management believes would materially impact our financial statements.

In January 2017, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2017-01, “Business Combinations,” which clarifies the definition of a Business and improves the guidance for determining whether a transaction involves the purchase or disposal of a business or an asset. This standard is effective for fiscal years and interim periods beginning after December 15, 2017 and should be applied prospectively on or after the effective date. Early adoption is permitted only for the transactions that have not been reported in financial statements that have been issued or made available for issuance. We are currently evaluating the effect that the adoption of this standard will have on our financial statements and expect to adopt this standard when effective.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash,” which provides guidance about the presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows. This standard is effective for fiscal years and interim periods beginning after December 15, 2017 and will be applied using a retrospective transition method to each period presented. Early adoption was permitted. We are currently evaluating the effect that the adoption of this standard will have on our financial statements and expect to adopt this standard when effective.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory,” which removes the prohibition against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This standard is effective for fiscal years and interim periods beginning after December 15, 2017 and will be applied using a modified retrospective basis.  Early adoption was permitted. We are currently evaluating the effect that the adoption of this standard will have on our financial statements and expect to adopt this standard when effective.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This ASU provides guidance and clarification in regards to the classification of eight types of receipts and payments in the statement of cash flows, including debt repayment or extinguishment costs, settlement of zero-coupon bonds, proceeds from the settlement of insurance claims, distributions received from equity method investees and cash receipts from beneficial interest in securitization transactions. This standard is effective for fiscal years and interim periods beginning after December 15, 2017 and will be applied using a retrospective transition method to each period presented. Early adoption is permitted. We expect to adopt this standard when effective, and do not expect this guidance to have a significant impact on our financial statements.

In March 2016, FASB issued ASU No 2016-09 “Compensation – Stock compensation”. The new guidance is intended to simplify some provisions in stock compensation accounting, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. This standard is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption was permitted. We expect to adopt this standard when effective, and do not expect this guidance to have a significant impact on our financial statements.

In February 2016, the FASB issued ASU No 2016-02 “Leases”. The standard requires companies that lease valuable assets like aircraft, real estate, and heavy equipment to recognize on their balance sheets the assets and liabilities generated by contracts longer than a year. The standard also requires companies to disclose in the footnotes to their financial statements information about the amount, timing, and uncertainty for the payments they make for the lease agreements. This standard is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. We expect to adopt this standard when effective, and the impact on our financial statements is not currently estimable.

In January 2016, the FASB issued ASU No 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”. The new guidance is intended to improve the recognition and measurement of financial instruments. This guidance requires that financial assets and financial liabilities must be separately presented by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements. This guidance is effective for fiscal years and interim periods beginning after December 15, 2017. The standard includes a requirement that businesses must report changes in the fair value of their own liabilities in other comprehensive income instead of earnings, and this is the only provision of the update for which the FASB is permitting early adoption. We expect to adopt this guidance when effective, and do not expect this guidance to have a significant impact on our financial statements.

In November 2015, the FASB issued ASU No 2015-17, “Balance Sheet Classification of Deferred Taxes,” to simplify the balance sheet classification of deferred taxes. This guidance requires that all deferred tax liabilities and assets should be classified as noncurrent on the balance sheet. This guidance is effective for fiscal years and interim periods beginning after December 15, 2016. The companies could choose to use either retrospective or prospective application. Early adoption was permitted. We adopted this guidance effective January 1, 2016, and there is no significant impact on our financial statements.

In September 2015, the FASB issued ASU No 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments,” to simplify the accounting for adjustments made during the measurement period to provisional amounts recognized in a business combination. This guidance requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, the acquirer is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. This guidance was effective for fiscal years and interim periods beginning after December 15, 2015, and requires prospective application. Early adoption was permitted. We adopted this guidance effective January 1, 2016, and there is no impact on our financial statements.

In July 2015, the FASB issued ASU No 2015-11, “Simplifying the Measurement of Inventory,” to simplify the measurement of inventory measured using the first-in, first-out (“FIFO”) or average cost method. This guidance requires entities to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This guidance is effective for fiscal years and interim periods beginning after December 15, 2016 with prospective application. Early adoption was permitted when applying the amendments and switching to the new accounting at the beginning of the reporting period in which the amendments are adopted. We expect to adopt this guidance when effective, and do not expect this guidance to have a significant impact on our financial statements.

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement – Extraordinary and Unusual Items”. The amendment eliminates the concept of extraordinary items. If an event meets the criteria for extraordinary classification, an entity is required to segregate the item from the results of ordinary operations and show the item separately in the income statement, net of tax. ASU 2015-01 was effective for fiscal years beginning after December 15, 2015, and early adoption was permitted. We adopted this guidance effective January 1, 2016, and there is no impact on our financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. In August 2015, the FASB delayed the effective date of its revenue recognition standard to be effective for fiscal years and interim periods beginning after December 15, 2017. We will be evaluating the impact, if any, that the standard will have on our financial condition, results of operations, and disclosures in the near future.

Note 3—Concentration Risk

Cash and Cash Equivalents

We maintain deposits in banks which may exceed the federal deposit insurance available. Management believes the potential risk of loss on these cash and cash equivalents to be minimal. All cash balances as of December 31, 2016 and 2015, including foreign subsidiaries, without FDIC coverage was $1.0 million and $3.8 million, respectively.

Revenue

A significant portion of our revenue is derived from the Rich Dad brands. For the years ended December 31, 2016 and 2015, Rich Dad brands provided 74.7% and 77.2% of our revenue, respectively. In addition, we have operations in the U.S., Canada, the United Kingdom and Other foreign markets (See Note 14— Segment Information).

Note 4—Property and Equipment

Property and equipment consists of the following (in thousands):

	As of December 31,
	2016	2015
Land	$782	$782
Buildings	785	785
Software	2,606	2,607
Equipment	1,960	1,926
Furniture and fixtures	335	335
Building and leasehold improvements	1,172	1,170
Property and equipment	7,640	7,605
Less: accumulated depreciation	(6,510)	(6,379)
Property and equipment, net	$1,130	$1,226

Depreciation expense on property and equipment in each of the years ended December 31, 2016 and 2015 was approximately $0.1 million and $0.2 million, respectively.

Note 5—Long-Term Debt

Long-term debt consists of the following (in thousands):

	As of December 31,
	2016	2015
Installment notes payable for equipment financing	$42	$52
Long-term debt	42	52
Less: current portion	(11)	(10)
Total long-term debt, net of current portion	$31	$42

The following is a summary of scheduled long-term debt maturities by year (in thousands):

2017	$11
2018	11
2019	12
2020	8
Total long-term debt	$42

Note 6—Share-Based Compensation

The Company has one 2015 Equity Plan, the 2015 Incentive Plan. The financial activity pertaining to our employees and directors under the 2015 Incentive Plan is reflected in our consolidated financial statements, presented herein.

The 2015 Incentive Plan was approved by the stockholders at our annual meeting of stockholders on July 16, 2015. The 2015 Incentive Plan reserves 5,000,000 shares of our Common Stock for stock options, restricted stock, and a variety of other types of equity awards. We believe that long-term incentive compensation programs align the interests of management, employees and the stockholders to create long-term stockholder value. We believe that equity based incentive compensation plans, such as the Incentive Plan, increase our ability to achieve this objective, and, by allowing for several different forms of long-term equity based incentive awards, help us to recruit, reward, motivate and retain talented employees and other service providers. The text of the 2015 Incentive Plan is included in the attachment marked as Appendix B to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 16, 2015.

During the year ended December 31, 2016 pursuant to the 2015 Incentive Plan we awarded 695,000 shares of restricted stock to our employees, which are subject to a three-year cliff vesting and 90,000 shares of restricted stock to members of the Board of Directors, which are subject to a two-year cliff vesting. The grant date price per share was $0.21 for a total grant date fair value of $0.2 million.

During the year ended December 31, 2015 pursuant to the 2015 Incentive Plan we awarded 714,019 shares of restricted stock to our employees, which are subject to a three-year cliff vesting and 208,967 shares of restricted stock to members of the Board of Directors, which are subject to a two-year cliff vesting.

The following table reflects the activity of the restricted shares:

Restricted Stock Activity (in thousands)	Number of shares	Weighted average grant date value
Unvested at December 31, 2014	605	$0.15
Granted	923	0.46
Forfeited	(38)	0.30
Vested	(155)	0.08
Unvested at December 31, 2015	1,335	$0.37
Granted	785	0.21
Forfeited	(150)	0.14
Vested	(323)	0.45
Unvested at December 31, 2016	1,647	$0.30

Compensation Expense and Related Valuation Techniques

We account for share-based awards under the provisions of ASC 718, “Share-Based Payment,” which established the accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation cost is measured at the grant date based on the fair value of the award and we expense these costs using the straight-line method over the requisite service period. Unrecognized compensation expense associated with unvested share-based awards, consisting entirely of unvested restricted stock, was approximately $347,000 and $350,000 at December 31, 2016 and 2015, respectively.  That cost is expected to be recognized over a weighted-average period of 1.9 years.

Our stock-based compensation expense was approximately $0.2 million and $0.1 million for the years ended December 31, 2016 and 2015, respectively, and is included in general and administrative expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). There were no related income tax effects in either year.

Note 7—Employee Benefit Plan

  We have a 401(k) employee savings plan for eligible employees that provide for a matching contribution from us, determined each year at our discretion. The Company did not match, and therefore incurred no expense, during 2016 and 2015.

Note 8—Income Taxes

We recognize deferred tax assets and liabilities, at enacted income tax rates, based on the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. We include any effects of changes in income tax rates or tax laws in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of a deferred tax asset will not be realized in the future, we provide a corresponding valuation allowance against the deferred tax asset. In the year ended December 31, 2015, we recorded a full valuation allowance against all net deferred tax assets because there was not sufficient evidence to conclude that we would more likely than not realize those assets prior to expiration. In the fourth quarter of 2016, we determined that valuation allowances against U.S. and U.K. (Rich Dad Education Limited only) deferred taxes were no longer required. Release of these valuation allowances resulted in $2.4 million of tax benefit. The company assessed the weight of all available positive and negative evidence and determined it was more likely than not that future earnings will be sufficient to realize the deferred tax assets in the U.S. and U.K. (Rich Dad Education Limited only). In arriving at the conclusion that we had achieved sustained profitability in the U.S. and U.K. (Rich Dad Education Limited only), we considered the following positive evidence: we were in a cumulative three-year historical income position, we had income in 2016 and projections of book income for the years 2017-2020.

We have retained full valuation allowances of $4.5 million against the deferred tax assets of our Canadian, U.K. (only Tigrent Learning UK Limited), Hong Kong, and South Africa subsidiaries. The most significant negative factor that was considered in determining whether a valuation allowance was required is a cumulative recent history of losses in all jurisdictions for the entities mentioned above.

As of December 31, 2016 and 2015, we had approximately $2.3 million and $3.9 million of federal net operating loss carryforwards, approximately $22.5 million and $25.1 million of foreign net operating loss carryforwards, and approximately $8.7 million and $10.2 million of state net operating loss carryforwards, respectively. The federal loss carryforwards will begin to expire in 2032, the foreign loss carryforwards begin to expire in 2027 and the state net operating loss carryforwards begin to expire in 2024.

Our sources of income (loss) and income tax provision (benefit) are as follows (in thousands):

	Years ended December 31,
	2016	2015
Income (loss) before income taxes:
U.S.	$3,126	$3,552
Non-U.S.	(186)	(6,263)
Total income (loss) before income taxes	$2,940	$(2,711)
Provision (benefit) for taxes:
Current:
Federal	$335	$—
State	21	33
Non-U.S.	—	—
Total current	356	33
Deferred:
Federal	(1,153)	—
State	—	(18)
Non-U.S.	(144)	—
Total deferred	(1,297)	(18)
Total income tax expense (benefit)	$(941)	$15
Effective income tax rate	(32.0)%	(0.6)%

During the years ended December 31, 2016 and 2015, we decreased the valuation allowance by $2.7 million and $0.7 million, respectively.

The difference between the tax provision at the statutory federal income tax rate and the tax provision attributable to income (loss) from continuing operations before income taxes is as follows (in thousands):

	Years ended December 31,
	2016	2015
Computed expected federal tax expense	$1,029	$(949)
Decrease in valuation allowance	(2,706)	(672)
State income net of federal benefit	108	203
Non-U.S. income taxed at different rates	(51)	848
Uncertain tax positions expense	—	(27)
Foreign exchange adjustment	704	411
Foreign tax rate adjustment	(23)	180
Other	(2)	21
Income tax expense (benefit)	$(941)	$15

During the fourth quarter ended December 31, 2016, we determined that valuation allowances against U.S. and U.K. (Rich Dad Education Limited only) deferred taxes were no longer required. Release of these valuation allowances resulted in $2.4 million of tax benefit, which decreased our effective tax rate by 83.1%, that was offset by tax on current period book income and other permanent and timing differences resulting in an income tax benefit of $0.9 million for the year ended December 31, 2016.

Deferred income tax assets and liabilities reflect the net tax effects of (i) temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes and (ii) operating loss carryforwards. The tax effects of significant components of our deferred tax assets and liabilities are as follows (in thousands):

	As of December 31,
	2016	2015
Deferred tax assets:
Net operating losses	$4,862	$5,703
Accrued compensation, bonuses, severance	126	336
Allowance for bad debt	46	46
Intangible amortization	57	104
Impaired assets	240	240
Accrued expenses	20	29
Deferred revenue	1,991	2,712
Depreciation	221	241
Charitable Contribution Carryover	97	—
Restricted Stock Awards	3	—
Tax credits	35	97
Valuation allowance	(4,490)	(7,196)
Total deferred tax assets	$3,208	$2,312
Deferred tax liabilities:
Deferred course expenses	$(1,913)	$(2,312)
Total deferred tax liabilities	(1,913)	(2,312)
Net deferred tax asset	$1,295	$—

Deferred tax expense related to the foreign currency translation adjustment for the years ended December 31, 2016 and 2015 was $0.7 million and $0.4 million, respectively, and was fully offset by a corresponding decrease in the valuation allowance with the exception of $0.1 million for Rich Dad Education Limited UK whose valuation allowance was released effective December 31, 2016. These amounts (except for Rich Dad Education Limited UK), which net to zero, are reported in other comprehensive income (loss). The deferred tax assets presented above for net operating losses and credits have been reduced by liabilities for unrecognized tax benefits.

The Company does not expect to repatriate earnings from its foreign subsidiaries because the cumulative earnings and profits of the foreign subsidiaries as of December 31, 2016 and 2015 are negative. Accordingly, no U.S. federal or state income taxes have been provided thereon.

The liability pertaining to uncertain tax positions was $1.6 million and $1.7 million at December 31, 2016 and 2015, respectively. In accordance with GAAP, we recorded expense that increased the total liability pertaining to uncertain tax positions which was more than offset by a decrease in the total liability attributable to foreign currency fluctuations and tax rate adjustments. A significant portion of the liability pertaining to uncertain tax positions is recorded as a reduction of the value of net operating loss carryovers.

We include interest and penalties in the liability for uncertain tax positions. Accrued interest and penalties on uncertain tax positions were approximately $0.1 million at December 31, 2016 and 2015, and is included in other liabilities in the accompanying Consolidated Balance Sheets. If applicable, we recognize interest and penalties related to uncertain tax positions as tax expense.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

	As of December 31,
	2016	2015
Unrecognized tax benefits - January 1	$1,717	$1,744
Gross increases - tax positions in prior period	—	—
Gross decreases - tax positions in prior period	(81)	(27)
Unrecognized tax benefits - December 31	$1,636	$1,717

The total liability for unrecognized tax benefits at December 31, 2016 and 2015, is netted against deferred tax assets related to net operating loss carryforwards in the Consolidated Balance Sheets. The total liability for unrecognized tax benefits at December 31, 2016 and 2015, are as follows:

	As of December 31,
	2016	2015
Reduction of net operating loss carryforwards	$1,275	$1,656
Reduction of tax credit carryforwards	—	5
Total reductions of deferred tax assets	1,275	1,661
Noncurrent tax liability (reflected in Other long-term liabilities)	361	56
Total liability for unrecognized tax benefits	$1,636	$1,717

We do not expect any significant changes to unrecognized tax benefits in the next year.

At December 31, 2016 and 2015, the Company estimated $0.1 million, of the unrecognized tax benefits, if recognized, would impact the effective tax rate. A substantial portion of our liability for uncertain tax benefits is recorded as a reduction of net operating losses and tax credit carryforwards.

The Company was notified by the Internal Revenue Service that its federal income tax returns for the years 2013-2015 were selected for examination. The Company believes its provision for income taxes is adequate; however any assessment would affect the Company’s results of operations and possibly cash flows.

We were also notified by the Canadian Revenue Agency that our 2014-2016 goods and services tax (GST) and harmonized sales tax (HST) returns are being audited.

Our federal income tax returns have been examined and reported upon by the Internal Revenue Service through December 31, 2012, and the years subsequent to 2012 are subject to examination. Our state tax returns for years ranging from 2010 and 2011 are still open and subject to examination.  In addition, our Canadian tax returns and United Kingdom tax returns for all years after 2011 are subject to examination.

Note 9—Certain Relationships and Related Transactions

Licensing Agreements with the Rich Dad Parties

Our primary business relies on our license of the Rich Dad brand and related marks and intellectual property. The following transactions summarize our license to use the Rich Dad trademarks, trade names and other business information in seminars in the US, Canada and the United Kingdom (the “Rich Dad Intellectual Property Rights”):

Effective September 1, 2013, we entered into new licensing and related agreements with RDOC (collectively, the “2013 License Agreement”) that replaced the 2010 Rich Dad License Agreement. The initial term of the 2013 License Agreement expires August 31, 2018, but continues thereafter on a yearly basis unless one of the parties provides timely notice of termination. The 2013 License Agreement broadened the field of use to include real estate investing, business strategies, stock market investment techniques, stock/paper assets, cash management, asset protection, entrepreneurship and other financially-oriented subjects. The 2013 License Agreement also (i) reduces the royalty rate payable to RDOC compared to the 2010 Rich Dad License Agreement; (ii) broadens the Company’s exclusivity rights to include education seminars delivered in any medium; (iii) eliminates the cash collateral requirements and related financial covenants contained in the 2010 Rich Dad License Agreement; (iv) continues our right to pay royalties via a promissory note that is convertible to preferred shares upon the occurrence of a Change in Control (as defined in the 2013 License Agreement); (v) eliminated approximately $1.6 million in debt from our consolidated balance sheet as a result of debt forgiveness provided for in the agreement terminating the 2010 Rich Dad License Agreement; and (vi) converted another approximately $4.6 million in debt to 1,549,882 shares of our common stock.

On April 22, 2014, we entered into an agreement with RDOC to settle certain claims we had against RDOC, Robert Kiyosaki, and Darren Weeks arising out of RDOC’s, Kiyosaki’s, and Weeks’s promotion of a series of live seminars and related products known as Rich Dad:GEO that we alleged infringed on our exclusive rights under the 2013 License Agreement between the Company and RDOC (the “GEO Settlement Agreement”). In the GEO Settlement Agreement, RDOC, Kiyosaki, and Weeks agreed to terminate any further activity in furtherance of the Rich Dad:GEO program. In addition, RDOC agreed, among other things, to (i) amend the 2013 License Agreement to halve the royalty payable by us to RDOC to 2.5% for the whole of 2014, (ii) cancelled approximately $1.3 million in debt owed by us to RDOC, and (iii) reimburse us for the legal fees we incurred in the matter. In addition, RDOC’s right to appoint one member of our Board of Directors previously continued under the 2013 License Agreement was cancelled.

The 2013 License Agreement and the GEO Settlement Agreement were assigned to our wholly owned subsidiary, Legacy Education Alliance Holdings, Inc. on September 10, 2014.

License Agreement with Robbie Fowler

We entered into a Talent Endorsement Agreement with an effective date of January 1, 2013 with Robbie Fowler that supplements and earlier November 2, 2012 Agreement with Mr. Fowler (collectively, the “Fowler License Agreement”). The Fowler License Agreement grants us the exclusive right to use Robbie Fowler’s name, image, and likeness in connection with the advertisement, promotion, and sale in the United Kingdom of a property training course developed by us. The term of the license is scheduled to expire on January 1, 2015, but may be extended upon the mutual consent of the parties. Under the Fowler License Agreement, we pay Mr. Fowler a royalty on revenues realized from the sale of Robbie Fowler-branded property courses and affiliated products, after deductions for value added taxes, returns and refunds.

License Agreement with Martin Roberts

In 2009, we entered into a Talent Endorsement Agreement with Martin Roberts that grants us the exclusive right to use Martin Robert’s, name, image, and likeness, as well as well as the rights to use the name of Mr. Roberts’s published book entitled “Making Money From Property,” in connection with the advertisement, promotion, and sale in the United Kingdom of a property training course developed by us. The term of the license will continue unless (i) terminated by one party upon the event of a default of the party, or (ii) by either party without cause upon thirty (30) days prior written notice to the other party. Under the License Agreement with Mr. Roberts, we pay Mr. Roberts a royalty on revenues realized from the sale of Robbie Fowler-branded property courses and affiliated products that are collected within thirty (30) days after a Company-sponsored Martin Roberts-branded event, after deductions for value added taxes, banking charges, returns, refunds, and third party commissions. For sales to clients introduced to us directly by Mr. Roberts and his associated websites as well as other marketing and promotional activities Mr. Roberts or his associated companies may wish to undertake from time to time that are not part of a Company sponsored event and which result in the sale of ours basic training her marketing and promotional activities, Mr. Roberts is entitled to 50% of gross revenue from such sales of directly introduced clients.

Note 10—Capital Stock

Share Capital

Our authorized share capital consists of 200,000,000 shares of Common Stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

As of December 31, 2016, 22,630,927 shares of our Common Stock were outstanding. The outstanding shares of our Common Stock are validly issued, fully paid and non-assessable.

Holders of Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the directors. Holders of Common Stock representing a majority of the voting power of the Company’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the Company’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company’s certificate of incorporation.

Holders of our Common Stock are entitled to share in all dividends that our Board of Directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the Common Stock. The Common Stock has no pre-emptive, subscription or conversion rights and there are no redemption provisions applicable to the Common Stock.

In addition, our authorized but unissued common shares could be used by our Board of Directors for defensive purposes against a hostile takeover attempt, including (by way of example) the private placement of shares or the granting of options to purchase shares to persons or entities sympathetic to, or contractually bound to support, management. We have no such present arrangement or understanding with any person. However, our Common Stock have been reserved for issuance upon exercise of stock purchase rights designed to deter hostile takeovers, commonly known as a “poison pill.” See Note 16 - Subsequent Event, for further discussion.

Preferred Stock

As of December 31, 2016, no shares of our preferred stock were outstanding. However, on February 15, 2017, the Company’s Board of Directors adopted a Rights Agreement. See Note 16 - Subsequent Event, for further discussion.

Our authorized preferred stock is “blank check” preferred. Accordingly, subject to limitations prescribed by law, our Board is expressly authorized, at its discretion, to adopt resolutions to issue shares of preferred stock of any class or series, to fix the number of shares of any class or series of preferred stock and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether the dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by our stockholders.

Unregistered Sales of Equity Securities

We closed a private offering of 959,924 units (“Units”) at a gross price per Unit of $0.55, in June 2015. Each Unit included one share of common stock, par value $0.0001 per share (“Common Stock”), and a three-year warrant (a “Warrant”) to purchase one share of Common Stock at an initial exercise price per share equal to $0.75, subject to adjustment for certain corporate transactions such as a merger, stock-split or stock dividend and, if the Company does not continue to be a reporting company under the Securities Exchange Act of 1934 during the two-year period after closing, the exercise price will be reduced to $0.01 per share. Each Unit includes limited registration rights for the investors for the shares of Common Stock and the shares of Common Stock that would be issued upon the exercise of a Warrant (“Underlying Shares”) when and if we register our shares of Common Stock in a different offering, subject to certain excluded registered offerings.

We paid placement agent cash fees of 13% or $68,785 of the aggregate proceeds that was received and will pay 5% of all amounts received upon the exercise of the Warrants. We also issued to the placement agent warrants to purchase shares of Common Stock equal to 10% of the total shares sold in the offering, or 95,992 shares, at an initial exercise price of $0.75 per share, subject to adjustment for certain corporate transactions such as a merger, stock-split or stock dividend. The value of the warrants was $14,866. The placement agent fees and the fair value of the warrants were offset against the proceeds in Additional paid-in capital on our Consolidated Balance Sheets. In connection with this private offering, our placement agent agreement with the placement agent was terminated.

We described this sale of Units in Part II. Other Information, Item 2 in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 that was filed with the Securities and Exchange Commission.

The offering of the Units was made in a transaction that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof and the provisions of Regulation D that is promulgated under the Securities Act.

Note 11—Earnings Per Share (“EPS”)

Basic EPS is computed by dividing net income by the basic weighted-average number of shares outstanding during the period.

Diluted EPS is computed by dividing net income by the diluted weighted-average number of shares outstanding during the period and, accordingly, reflects the potential dilution that could occur if securities or other agreements to issue common stock, such as stock options, were exercised, settled or converted into common stock and were dilutive. The diluted weighted-average number of shares used in our diluted EPS calculation is determined using the treasury stock method.

Unvested awards of share-based payments with rights to receive dividends or dividend equivalents, such as our restricted stock awards, are considered to be participating securities, and therefore, the two-class method is used for purposes of calculating EPS. Under the two-class method, a portion of net income is allocated to these participating securities and is excluded from the calculation of EPS allocated to common stock. Our restricted stock awards are subject to forfeiture and restrictions on transfer until vested and have identical voting, income and distribution rights to the unrestricted common shares outstanding. Our weighted average unvested restricted stock awards outstanding were 1,040,784 and 377,977 for the years ended December 31, 2016 and 2015, respectively. Weighted average unvested restricted stock awards outstanding as of December 31, 2016, are included in the computation of our diluted EPS for the year ended December 31, 2016. For the years ended December 31, 2015, weighted average unvested restricted stock awards outstanding as of December 31, 2015, are not included as a component of diluted EPS as they are anti-dilutive due to net loss position during that year.

The calculations of basic and diluted EPS are as follows:

	Year Ended December 31, 2016			Year Ended December 31, 2015
	Net Income	Weighted Average Shares Outstanding	Earnings Per Share	Net Loss	Weighted Average Shares Outstanding	Loss Per Share
	(in thousands, except per share data)			(in thousands, except per share data)
Basic:
As reported	$3,881	22,133		$(2,726)	20,910
Amounts allocated to unvested restricted shares	(182)	(1,041)		—	—
Amounts available to common stockholders	$3,699	21,092	$0.18	$(2,726)	20,910	$(0.13)
Diluted:
Amounts allocated to unvested restricted shares	182	—		—	—
Non participating share units		1,041			—
Amounts reallocated to unvested restricted shares	(192)	—		—	—
Amounts available to stockholders and assumed conversions	$3,689	22,133	$0.17	$(2,726)	20,910	$(0.13)

Note 12—Fair Value Measurements

ASC 820, “Fair Value Measurements and Disclosures” defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. ASC 820 requires entities to, among other things, maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions.

In accordance with ASC 820, these two types of inputs have created the following fair value hierarchy:

●	Level 1—Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets;

●	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

●	Quoted prices for similar assets or liabilities in active markets

●	Quoted prices for identical or similar assets or liabilities in markets that are not active

●	Inputs other than quoted prices that are observable for the asset or liability

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means; and

●	Level 3—Inputs that are unobservable and reflect our assumptions used in pricing the asset or liability based on the best information available under the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows).

The following table presents the derivative financial instruments, our only financial liabilities measured and recorded at fair value on our consolidated balance sheets on a recurring basis, and their level within the fair value hierarchy as of December 31, 2016 and 2015:

			Fair Value Measurements at Reporting Date Using
		Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2016	Warrant derivative liabilities	$108,809	$-	$-	$108,809
As of December 31, 2015	Warrant derivative liabilities	$27,266	$-	$-	$27,266

See Note – 13 Derivative Liability, for further discussion.

Note 13—Derivative Liability

In June 2015, we granted warrants to purchase 959,924 shares of the Company’s common stock through a private offering of units (“Units”). Each Unit included one share of Common Stock, par value $0.0001 per share, and a three-year Warrant to purchase one share of Common Stock at an initial exercise price per share equal to $0.75, subject to adjustment for certain corporate transactions such as a merger, stock-split or stock dividend and, if the Company does not continue to be a reporting company under the Securities Exchange Act of 1934 during the two-year period after closing, the exercise price will be reduced to $0.01 per share. Each Unit includes limited registration rights for the investors for the shares of Common Stock and the shares of Common Stock that would be issued upon the exercise of a Warrant ("Underlying Shares") when and if we register our shares of Common Stock in a different offering, subject to certain excluded registered offerings. The Company has also issued to the placement agent warrants to purchase our shares of Common Stock equal to 10% of the total shares sold in the offering, or 95,992 shares.

Because these warrants have full reset adjustments that would preclude the instrument from being considered as index to the Company’s stock, it is subject to derivative liability treatment under ASC 815-40-15, which requires as of the date the warrants are issued, the derivative liability to be measured at fair value and re-evaluated at the end of each reporting period.

Key assumptions used to determine the fair value of the warrants follows:

	At Issuance	December 31, 2016	December 31, 2015
Market value of stock on measurement date	$0.55	$0.42	$0.25
Risk-free interest rate	1.12%	1.20%	1.31%
Dividend yield	0%	0%	0%
Volatility factor	55%	68.8%	61.0%
Term	3 years	1.5 years	2.5 years

As of December 31, 2016 and 2015, the fair value of the total warrants' derivative liability was $108,809 and $27,266, respectively, and recorded in other accrued expenses in the Consolidated Balance Sheets. We recognized a loss on change of fair value of the derivative liability of $81,543 and a gain on change of fair value of the derivative liability of $136,266 for the years ended December 31, 2016 and 2015, respectively, which is recorded in Other income, net in the Consolidated Statements of Operations and Comprehensive Income (Loss).

The following table summarizes the derivative liability included in the consolidated balance sheet:

Balance at December 31, 2015	$27,266
Loss on change of fair value	81,543
Balance at December 31, 2016	$108,809

The following table summarizes information about warrants outstanding as of December 31, 2016:

Total # of warrants issued and outstanding	1,055,916
Weighted-average exercise price	$0.75
Remaining life (in years)	1.50

Note 14—Segment Information

We manage our business in four operating segments based on geographic location for which operating managers are responsible to the Chief Operations Officer. As such, operating results, as reported below, are reviewed regularly by our Chief Operating Officer, or Chief Operating Decision Maker (“CODM”) and other members of the executive team.

The proportion of our total revenue attributable to each segment is as follows:

	Years Ended December 31,
As a percentage of total revenue	2016	2015
U.S.	61.4%	66.8%
Canada	3.8%	6.4%
U.K.	19.9%	19.9%
Other foreign markets	14.9%	6.9%
Total consolidated revenue	100%	100%

Operating results for the segments are as follows:

	Years Ended December 31,
	2016	2015
Segment revenue	(In thousands)
United States	$54,746	$58,258
Canada	3,396	5,600
U.K.	17,747	17,306
Other foreign markets	13,307	5,997
Total consolidated revenue	$89,196	$87,161

	Years Ended December 31,
	2016	2015
Segment gross profit contribution *	(In thousands)
United States	$12,959	$14,210
Canada	(40)	1,079
U.K.	2,942	1,763
Other foreign markets	1,667	(3,831)
Total consolidated gross profit	$17,528	$13,221

* Segment gross profit is calculated as revenue less direct course expenses, advertising and sales expenses and royalty expense.

	Years Ended December 31,
	2016	2015
Depreciation and amortization expenses	(In thousands)
United States	$122	$154
Canada	4	5
U.K.	20	26
Other foreign markets	—	—
Total consolidated depreciation and amortization expenses	$146	$185

	December 31,	December 31,
	2016	2015
Segment identifiable assets	(In thousands)
United States	$12,331	$13,537
Canada	730	846
U.K.	3,508	4,672
Other foreign markets	3,795	2,070
Total consolidated identifiable assets	$20,364	$21,125

For both the years ended December 31, 2016 and 2015, our long-lived assets in the U.S. were approximately $1.2 million in each period. For both the years ended December 31, 2016 and 2015, our international long-lived assets were less than $0.1 million in each period.

Note 15—Commitments and Contingencies

Licensing agreements. On April 22, 2014, we entered into an agreement with RDOC to settle certain claims we had against RDOC, Robert Kiyosaki, and Darren Weeks arising out of RDOC’s, Kiyosaki’s, and Weeks’s promotion of a series of live seminars and related products known as Rich Dad:GEO that we alleged infringed on our exclusive rights under the 2013 License Agreement between the Company and RDOC (the “GEO Settlement Agreement”). In the GEO Settlement Agreement, RDOC, Kiyosaki, and Weeks agreed to terminate any further activity in furtherance of the Rich Dad:GEO program. In addition, RDOC agreed, among other things, to (i) amend the 2013 License Agreement to halve the royalty payable by us to RDOC to 2.5% for the whole of 2014, (ii) cancelled approximately $1.3 million in debt owed by us to RDOC, and (iii) reimburse us for the legal fees we incurred in the matter. In addition, RDOC’s right to appoint one member of our Board of Directors previously continued under the 2013 License Agreement was cancelled.

The 2013 License Agreement and the GEO Settlement Agreement were assigned to our wholly owned subsidiary, Legacy Education Alliance Holdings, Inc. on September 10, 2014.

We are committed to pay royalties for the usage of certain brands, as governed by various licensing agreements, including Rich Dad, Robbie Fowler and Martin Roberts. Total royalty expenses included in our Consolidated Statement of Operations and Comprehensive Income (Loss) for the years ended December 31, 2016 and 2015 were $4.3 million and $5.4 million, respectively.

Operating leases. We lease office space for administrative and training requirements. These leases expire through February 2019 and some of them have renewal options and purchase options. In addition, certain office space leases provide for rent adjustment increases. The accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) reflect rent expense on a straight-line basis over the term of the lease.

Rent expense for the years ended December 31, 2016 and 2015 was approximately $0.8 million and $1.0 million, respectively. Except for a condominium lease with our Chief Executive Officer, there are no other related party leases.

At December 31, 2016, future remaining minimum lease commitments for all non-cancelable operating leases are as follows (in thousands):

2017	$720
2018	438
2019	50
Total minimum lease payments	$1,208

Purchase commitments. From time to time, the Company enters into non-cancelable commitments to purchase professional services, Information Technology licenses and support, and training courses in future periods. The amounts of these non-cancelable commitments made by the Company at December 31, 2016 were approximately $0.7 million. There were no purchase commitments made by the Company at December 31, 2015.

Custodial and Counterparty Risk. The Company is subject to custodial and other potential forms of counterparty risk in respect of a variety of contractual and operational matters.  In the course of ongoing company-wide risk assessment, management monitors the Company arrangements that involve potential counterparty risk, including the custodial risk associated with amounts prepaid to certain vendors and deposits with credit card and other payment processors. Deposits held by our credit card processors at December 31, 2016 and 2015 were $3.1 million and $2.9 million, respectively. These balances are included on the Consolidated Balance Sheets in restricted cash in 2016 and 2015. While these balances reside in major financial institutions, they are only partially covered by federal deposit insurance and are subject to the financial risk of the parties holding these funds. When appropriate, we utilize Certificate of Deposit Account Registry Service (CDARS) to reduce banking risk for a portion of our cash in the United States. A CDAR consists of numerous individual investments, all below the FDIC limits, thus fully insuring that portion of our cash. At December 31, 2016 and 2015, we did not have a CDAR balance.

Litigation. Tigrent Group Inc., Rich Dad Education, LLC, and Tigrent Enterprises Inc. v. Cynergy Holding, LLC, Bank of America, N.A., BA Merchant Services, LLC, BMO Harris Bank, N.A. and Moneris Solutions Corporation, was originally filed in the U.S. District Court for the Eastern District of New York (No. 13 Civ. 03708) on June 28, 2013, but, due to a challenge to federal jurisdiction, was subsequently recommenced in the Supreme Court of New York, County of Queens (No. 703951/2013), on September 19, 2013.  In the lawsuit, we are seeking, among other things, recovery of the $8.3 million in reserve funds withheld from us in connection with credit card processing agreements executed with the Defendant credit card processing entities as well as with Process America (“PA”), a so-called “Independent Sales Organization” that places merchants with credit card processors.  The Amended Complaint alleges that the Defendants breached their contractual obligations to us under our credit card processing agreements by improperly processing and transferring our reserve funds to PA.  We allege that Bank of America and BA Merchant Services are liable for a portion of our total damages arising from these breach of contract claims (approximately $4.7 million), while Cynergy, Harris Bank, and Moneris are liable for the total damages of approximately $8.3 million.  We also allege that Cynergy, Harris Bank and Moneris committed common law fraud and negligent misrepresentation by failing to disclose to us the unauthorized processing and transfers to PA notwithstanding their knowledge of the mishandling of funds and of the fact that PA had failed to maintain the reserve funds as required under the agreements.  Pursuant to both of these claims, we allege that we are entitled to recover the full amount of our damages, as well as, with respect to the fraud claim and punitive damages. Discovery in the proceeding is complete. On June 3, 2016, the Court denied motions for summary judgment filed by the Defendants on our causes of action. The Defendants filed appeals of the denial of their summary judgment motions with the Appellate Division, Second Division of the New York Supreme Court. Briefs have been filed by the parties and we await the setting of oral argument.

Tigrent Group Inc. v. Process America, Inc., Case No 1:12-cv-01314-RLM, filed March 16, 2012 in the U.S. District Court for the Eastern District of New York. In this case we sought the return of the $8.3 million credit card merchant reserve account deposit held by Process America, a so-called “Independent Sales Organization” that places merchants with credit card processors. On November 12, 2012, PA filed for bankruptcy protection in the U.S. Bankruptcy Court for the Central District of California (“Bankruptcy Court.”) On December 3, 2012, the Bankruptcy Court obtained jurisdiction of our dispute with PA. On June 21, 2013, the Tigrent Group filed its proof of claim with Bankruptcy Court in the amount of $8.3 million, which claim has not been ruled on by the Court

On September 28, 2016, our affiliates TIGE and Legacy Education Alliance Holdings, Inc. (“Holdings”) entered into a Settlement Agreement and General Release (“Settlement Agreement”) with Drevid, LLC; Michael Schlosser; Rebecca Schlosser; Peter Guitierrez; Ana Guitierez; Ignacio Guigou; and GGE, LLC (collectively the “Drevid Parties”) that resolved two lawsuits that arose out of the our investment in certain real property in Lee County, Florida known as Tranquility Bay, viz., Tranquility Bay of Southwest Florida, LLC v. Gulf Gateway Enterprises, et al., Case No. 11-CA-000342 filed January 28, 2011 in the 20th Judicial Circuit, Lee County, FL Civil Division and Tranquility Bay of Southwest Florida, LLC v. Michael A. Schlosser et al., Case No. 14-CA-003160, filed October 30, 2014 in the Circuit Court of the 20th Judicial Circuit for Lee County, Florida (collectively, the “Tranquility Bay Litigation”). Under the terms of the Settlement Agreement, Holdings conveyed to Drevid, LLC Holdings’ membership interest in Tranquility Bay of Southwest Florida, LLC, a Florida limited liability company with no on-going business activity (“TBSWFL”), without warranty or recourse regarding the assets and liabilities of TBSWFL in exchange for a settlement and release by the Drevid Parties of all claims against TIGE, Holdings, and other related entities and persons, including, but not limited to, claims brought by the Drevid Parties in the Tranquility Bay Litigation. In addition, under the terms of the Settlement Agreement, we received the sum of $45,634 in settlement of an unsatisfied judgment obtained by us in the 2011 case, above, the Drevid Parties are obligated to indemnify us against any claims that might be brought against us by the party to which we transferred Tranquility Bay real property in 2010 up to maximum amount of $450,000, and we are entitled to receive $300,000 from the proceeds of the sale of the Tranquility Bay real property if the Drevid Parties are successful in obtaining control of such property in separate litigation to which we are not a party.

Aloia and Roland , LLP v. Anthony Scott Dunlap, Dunlap Enterprises, LLC, Tranquility Bay of Pine Island, LLC and Tranquility Bay of Southwest Florida, LLC, in the 20th Judicial Circuit for Lee County Florida to (i) enforce the terms of a promissory note in the principal amount of $0.1 million allegedly issued by our affiliate, TBSWF, in payment of attorneys fees allegedly owed by TBSWF to the plaintiff, plus interest and late fees through the date of filing in the combined amount of $0.4 million and (ii) to foreclose on a mortgage placed by Aloia and Roland, LLP on the real property that was owned by TBSWF and transferred in 2010. As a result of the Settlement Agreement entered into with Drevid Parties as referenced in the preceding paragraph, we no longer have an interest in the entity that is a party to this lawsuit.

Watson v. Whitney Education Group, Inc. Russ Whitney, United Mortgage Corporation, Gulfstream Realty and Development, Inc. Douglas Realty, Inc. and Paradise Title Services, Inc., first filed September 21, 2007 in the in 20th Judicial Circuit, Lee County, FL, Case No. 07-CA-011207; Huron River Area Credit Union v. Jeffrey Watson/ Watson v. Whitney Education Group, Inc. and Russell Whitney, Case No. 2008-CA-5870-NC; and Huron River Area Credit Union v. Jeffrey Watson/ Watson v. Whitney Education Group, Inc. and Russell Whitney, Case No. 2008-CA-5877-NC, both filed June 6, 2008 in the 12th Judicial Circuit, Sarasota County, FL Civil Division. In these related cases, Jeffrey Watson (“Watson”) alleged against a subsidiary of the Company causes of action based upon losses Watson alleges he incurred as the result of his purchase of real property from Gulfstream Realty and Development, an entity affiliated with Mr. Whitney, and with whom we had a student referral agreement. On February 6, 2017, we entered into a Settlement Agreement and General Release whereby all claims against the Company and Mr. Whitney were fully and finally settled and released, and all three cases dismissed with prejudice without any admission of wrongdoing in exchange for the payment of $30,000 by the Company to the Plaintiff.

We are involved from time to time in routine legal matters incidental to our business, including disputes with students and requests from state regulatory agencies. Based upon available information, we believe that the resolution of such matters will not have a material adverse effect on our consolidated financial position or results of operations.

Note 16—Subsequent Event

On February 15, 2017, the Board of Directors of the Company approved the adoption of a Rights Agreement between the Company and VStock Transfer, LLC, as Rights Agent (as amended from time to time, the “Rights Agreement”).  The Company entered into the Rights Agreement on February 16, 2017. Refer to Form 8-K dated February 17, 2017 for additional information.

We have evaluated significant events and transactions that occurred after the balance sheet date through March 31, 2017 and determined that there were no other events or transactions that would require recognition or disclosure in our consolidated financial statements for the year ended December 31, 2016.

ITEM 14 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements on accounting and financial disclosures from the inception of our company through the date of this Report. Our audited consolidated financial statements have been included in this annual report in reliance upon MaloneBailey, LLP, Independent Registered Public Accounting Firm, as an expert in accounting and auditing.

ITEM 15 — FINANCIAL STATEMENTS AND EXHIBITS

(a) (1) Financial Statements

See the Indices to Consolidated Financial Statements set forth on pages 48.

(a) (2) Financial Statement Schedules

None. The financial statement schedules are omitted because they are inapplicable or the requested information is shown in our consolidated financial statements or related notes thereto.

(b) Exhibits

Exhibit No.		Title	Method of filing
2.1		Agreement and Plan of Merger, dated as of November 10, 2014, by and among Priced In Corp, Priced in Corp. Subsidiary, Tigrent Inc. and Legacy Education Alliance Holdings, Inc.	Incorporated by reference to Exhibit 2.1 in the Company’s Form 8-K filed with the SEC on November 10, 2014.
3.1		Second Amended and Restated Articles of Incorporation of the Registrant	Incorporated by reference to Exhibit 3.1 in the Company’s Form 8-K filed with the SEC on November 10, 2014.
3.2		Certificate of Designation of Registrant	Incorporated by reference to Exhibit 3.1 in the Company’s Form 8-K filed with the SEC on February 17, 2017.
3.3		Bylaws of the Registrant	Incorporated by reference to Exhibit 3.2 in the Company’s Form 8-K filed with the SEC on November 10, 2014.
3.4		Amendment to Bylaws of Registrant	Incorporated by reference to Exhibit 3.2 in the Company’s Form 8-K filed with the SEC on February 17, 2017.
4.1		Rights Agreement dated as of February 16, 2017, between Legacy Education Alliance, Inc. and VStock Transfer, LLC, which includes the Form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C.	Incorporated by reference to Exhibit 4.1 in the Company’s Form 8-K filed with the SEC on February 17, 2017.
10.1		Bill of Sale, Assignment and Assumption Agreement dated as of September 10, 2014, by and between Tigrent Inc. and Legacy Education Alliance Holdings, Inc.	Incorporated by reference to Exhibit 10.1 in the Company’s Form 8-K filed with the SEC on November 10, 2014.
10.2		Form of Indemnification Agreement	Incorporated by reference to Exhibit 10.2 in the Company’s Form 8-K filed with the SEC on November 10, 2014.
10.3		Senior Executive Employment Agreement, dated October 2013, of Anthony C. Humpage	Incorporated by reference to Exhibit 10.3 in the Company’s Form 8-K/A filed with the SEC on February 11, 2015.
10.4		Assignment of Executive Employment of Anthony C. Humpage, dated November 10, 2014.	Incorporated by reference to Exhibit 10.4 in the Company’s Form 8-K/A filed with the SEC on February 11, 2015.
10.5		Royalty Payment Agreement dated March 15, 2013 (1)	Incorporated by reference to Exhibit 10.5 in the Company’s Form 8-K/A filed with the SEC on February 11, 2015.
10.6		License Agreement, dated September 1, 2013 (1)	Incorporated by reference to Exhibit 10.6 in the Company’s Form 8-K/A filed with the SEC on February 11, 2015.
10.7		Settlement and Amendment to the 2013 License Agreement, dated April 22, 2014 (1)	Incorporated by reference to Exhibit 10.7 in the Company’s Form 8-K/A filed with the SEC on February 11, 2015.
10.8		Supplement to Talent Endorsement Agreement with Robbie Fowler, dated January 1, 2013 (1)	Incorporated by reference to Exhibit 10.8 in the Company’s Form 8-K/A filed with the SEC on February 11, 2015.
10.9		Talent Endorsement Agreement with Robbie Fowler, dated January 1, 2015.
10.10		Talent Endorsement Agreement with Martin Roberts, dated April 20, 2017.
10.11		2015 Incentive Plan	Incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A for the 2015 Annual Meeting of Shareholders filed with the SEC on June 16, 2015.
10.12		Form of Registration Rights Agreement	Incorporated by reference to Exhibit 10.1 in the Company’s Form 8-K filed with the SEC on June 17, 2015.
10.13		Form of Warrant	Incorporated by reference to Exhibit 10.3 in the Company’s Form 8-K filed with the SEC on June 17, 2015.
10.14	+	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (2015 Incentive Plan)	Incorporated by reference to Exhibit 10.1 in the Company’s Form 8-K filed with the SEC on July 22, 2015.
21.1		List of Subsidiaries	Incorporated by reference to Exhibit 21.1 in the Company’s Form 10-K filed with the SEC on March 31, 2017.
99.1		Quarterly report on Form 10-Q of Legacy Education Alliance, Inc., for the quarterly period ended March 31, 2017	Incorporated by reference to Quarterly Report on Form 10-Q of Legacy Education Alliance, Inc., for the quarterly period ended on March 31, 2017, filed with the SEC on May 15, 2017

+ Executive management contract or compensatory plan or arrangement.

(1) Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

49

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized, this 27th day of June, 2017.

LEGACY EDUCATION ALLIANCE, INC.

By:	/s/ CHRISTIAN A. J. BAEZA
Christian A. J. Baeza
Chief Financial Officer

50